Form 10-K, Exhibit 13
period 1996-06-30
UNIPHASE CORP /CA/
filed 1996-09-26
CIK 912093

EXHIBIT 13

                              FINANCIAL HIGHLIGHTS

YEARS ENDED JUNE 30,                            1996        1995       1994        1993        1992
(in thousands, except per share amounts)

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales                                     $ 69,073    $42,282    $32,922    $ 27,314     $26,405
Income (loss) from operations(1)(2)(3)        $  5,429    $   581    $ 3,247    $ (1,326)    $ 1,772
Net income (loss)(1)(2)(3)                    $  2,792    $   735    $ 2,231    $   (798)    $ 1,127
Net income (loss) per share(1)(2)(3)          $   0.21    $  0.07    $  0.27    $  (0.14)    $  0.19
Shares used in per share calculation            13,577     10,082      8,274       5,510       5,888
                                              --------    -------    -------    --------     -------
OTHER DATA:
Income from operations before infrequent
   or unusual items(4)                        $ 12,909    $ 5,932    $ 2,892    $  1,055     $ 2,169
                                              --------    -------    -------    --------     -------
CONSOLIDATED BALANCE SHEET DATA:
Working capital                               $113,443    $17,316    $18,943    $  5,002     $ 5,642
Total assets                                   173,824     31,910     26,214      11,785      11,563
Long-term obligations                            7,036        221         --         132         268
Total stockholders' equity                     153,205     24,808     21,331       6,731       7,427

(1) During fiscal years 1992 and 1993, the Company accrued litigation costs of $397,000 and $2.4 million, respectively, pertaining primarily to a patent infringement action brought against the Company, and to a lesser extent in fiscal 1993, for actions against the Company by certain former employees. The patent infringement action was settled in fiscal 1993. Due to the settlement of one of the former employee actions in fiscal 1994 at a cost less than anticipated and the re-evaluation of the potential liability with respect to the remaining outstanding lawsuit, the Company reversed $355,000 of accrued legal expense in fiscal 1994. In fiscal 1995, such remaining lawsuit was dismissed.

(2) During fiscal 1995, the Company incurred charges totaling $5.4 million, primarily for acquired in-process research and development and, to a lesser extent, for the loss on the sale of the Company's diode laser product line. The acquired in-process research and development resulted primarily from the cash purchase of UTP from United Technologies Corporation for a total purchase price, including acquisition expenses, of $8.7 million. Such charges reduced net income per share for fiscal 1995 by $0.33.

(3) During fiscal 1996, the Company incurred charges totaling $4.5 million for acquired in-process research and development related to the acquisition of UTP Fibreoptics. The Company also incurred an additional $3.0 million of compensation expense in connection with the cancellation of certain options of UTP and granted replacement options to purchase Uniphase Common Stock to UTP employees in order to operate UTP Fibreoptics as a division of UTP.

(4) Other Data is presented as supplemental information and should not be construed as a substitute, or better indicator of, results of operations than income from operations or net income determined in accordance with generally accepted accounting principles.

                          [A columnar graph of the table below]

                                     92       93       94           95                 96

Sales ($ millions)                 26.40    27.31    32.92     42.28              69.07

Net Income (loss) ($ millions)      1.13     (0.8)    2.23      0.74   4.08(5)     2.79   9.11(5)

Net Income (loss) per Share         0.19    (0.14)    0.27      0.07   0.40(5)     0.21   0.67(5)

(5) Adjusted net income and net income per share for fiscal 1995 and 1996 to exclude infrequent or unusual items net of income tax effects.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                  INTRODUCTION

     The Company designs, develops, manufactures and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products. The Company's laser division designs, develops, manufactures and markets laser subsystems for a broad range of OEM applications which include biotechnology, industrial process control and measurement, graphics and printing, and semiconductor equipment. In 1992, the Company established its Ultrapointe subsidiary, which designs, develops, manufactures and markets advanced laser-based systems for semiconductor wafer defect examination and analysis and shipped its first Ultrapointe System in fiscal 1994.

     The Company entered the telecommunications and CATV markets when it acquired UTP in May 1995. UTP designs, develops, manufactures and markets high-speed external modulators and transmitters for fiber optic networks in the CATV and long-haul telecommunications industries. The acquisition was accounted for as a purchase and, accordingly, historical financial information of the Company includes the results of UTP from the date of the purchase. In May 1996, the Company acquired UTP Fibreoptics. The total purchase price of $9.1 million included aggregate consideration of $8.6 million, payable through a combination of cash and notes, and estimated direct transaction costs of $500,000. UTP Fibreoptics custom packages laser diodes, LEDs and photodetectors for OEMs for use in fiber optic networks for local telecommunications and data communications.

                              RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain financial data as a percentage of net sales:

FISCAL YEARS ENDED
JUNE 30,                                        1996       1995        1994

Net sales                                      100.0%      100.0%      100.0%
Cost of sales                                   52.5        57.0        61.0
                                               -----       -----       -----
Gross profit                                    47.5        43.0        39.0
Operating expenses:
  Research and development                       8.4         8.8         9.3
  Royalty and license                            1.9         2.8         3.6
  Selling, general and administrative           18.4        17.4        17.3
  Infrequent or unusual items:
    Acquired in-process research
      and development                            6.5        10.5          --
    Compensation expense                         4.3          --          --
    Loss on sale of product line                  --         2.1          --
    Litigation                                    --          --        (1.1)
                                               -----       -----       -----
Total operating expenses                        39.5        41.6        29.1
                                               -----       -----       -----
Income from operations                           8.0         1.4         9.9
  Interest and other income, net                 1.9         1.3         0.6
                                               -----       -----       -----
Income before income taxes                       9.9         2.7        10.5
  Income tax expense                             5.9         1.0         3.7
                                               -----       -----       -----
Net income                                       4.0%        1.7%        6.8%
                                               =====       =====       =====
Other data:
  Income from operations before
       infrequent or unusual items              18.7%       14.0%        8.8%

See notes in the "Financial Highlights" section of this report. In the above table, "other data" is presented as supplemental information and should not be construed as a substitute for, or better indicator of, results of operations or net income determined in accordance with generally accepted accounting principles.

                              UNIPHASE CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                              YEARS ENDED JUNE 30,
                              1996, 1995 AND 1994

NET SALES. Net sales for fiscal 1996 were $69.1 million, which represented a $26.8 million or 63.4 % increase over net sales of $42.3 million in fiscal 1995. The increase is primarily due to the inclusion of a full year's revenues from UTP and increased sales of the Company's Ultrapointe Systems which accounted for $13.9 million and $10.2 million of the increase in net sales, respectively. Net sales of laser subsystems for fiscal 1996 increased $2.7 million due primarily to an increase in sales of the Company's argon gas lasers, principally for use in biotechnology and semiconductor applications, and to a lesser extent solid state lasers. Together, these sales offset the decline in the sales of the Company's mature Helium-Neon ("He-Ne") product line principally in the bar code scanning market. The Company's international sales for fiscal years 1996, 1995 and 1994 accounted for approximately 24.3%, 30.3% and 28.2% of total net sales, respectively.

     Net sales increased $9.4 million or 28.4% to $42.3 million in fiscal 1995 from $32.9 million in fiscal 1994. This increase was primarily attributable to higher unit volume shipments of the Company's Ultrapointe Systems and its laser subsystems. Net sales of Ultrapointe Systems increased 214.2% to approximately $7.4 million in fiscal 1995 from $2.4 million in fiscal 1994. Net sales of the Company's lasers subsystems increased $3.3 million in fiscal 1995 from fiscal 1994 due primarily to increased sales of the Company's argon gas lasers, particularly those used in biotechnology and semiconductor applications. This increase more than offset a decline in sales of certain of the Company's mature He-Ne gas lasers. In fiscal 1995, the Company's telecommunications products accounted for net sales of approximately $1.0 million after the May 1995 acquisition of UTP.

GROSS PROFIT. Gross profit increased 80.4% to $32.8 million or 47.5% of net sales in fiscal 1996 compared with $18.2 million or 43.0% of net sales in fiscal 1995. Gross profit increased in absolute dollars and as a percentage of net sales in fiscal 1996 primarily due to the addition of the Company's UTP product line and the increased sales volumes of Ultrapointe Systems, both of which currently experience higher gross margins than the Company's laser subsystems. In addition, improved economies of scale resulting from higher production and purchasing volumes of components in Ultrapointe Systems had a favorable impact on gross margin. There can be no assurance that these trends will continue and that the Company will be able to sustain its gross margin at current levels. The Company expects that there will continue to be periodic fluctuations in its gross margin resulting from changes in its sales and product mix, competitive pricing pressures, manufacturing yields, inefficiencies associated with new product introductions and a variety of other factors. In addition, certain of UTP Fibreoptics products provide gross margins below those of the Company's current telecommunications product lines. As sales from UTP Fibreoptics products grow as a proportion of the Company's total net sales, these sales could have the effect of modestly reducing the Company's overall gross margins.

     Gross profit increased 41.3% to $18.2 million or 43.0% of net sales in fiscal 1995 from $12.9 million or 39.0% of net sales in fiscal 1994. Gross profit increased in absolute dollars and as a percentage of net sales due to several factors, including the higher sales volume of Ultrapointe Systems, which carry higher gross margins than the Company's laser subsystems. In addition, improved economies of scale resulting from higher production and purchasing volumes of Ultrapointe Systems had a favorable impact on gross margin. The increasing proportion of higher margin argon gas laser subsystems relative to lower margin He-Ne gas laser subsystems in the Company's sales mix of its laser products subsystems also contributed to the improvement in gross margin.

RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense in fiscal 1996 was $5.8 million or 8.4 % of net sales which represented a $ 2.1 million or
57.1 % increase over fiscal 1995. The increase in research and development expense was primarily due to the addition of UTP expenses which included expenditures associated with the development of transmitters, and to a lesser extent, an increase in Ultrapointe expenditures in support of accelerated ADC software development. For the year ended June 30, 1996, laser subsystems experienced a decrease in expenditures primarily due to the sale of the laser division's diode laser product line in June 1995, the redeployment of certain engineering support to manufacturing and increased reimbursements on expenses from a certain cooperative agreement with the federal government. This agreement is scheduled to end on December 31, 1996. The Company is committed to continuing its significant research and development expenditures

                              UNIPHASE CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and expects that the absolute dollar amount of research and development expense will increase as it invests in developing new products and in expanding and enhancing its existing product lines, although such expenses may vary as a percentage of net sales from year to year.

     Research and development expense in fiscal 1995 was $3.7 million or 8.8% of net sales compared with $3.1 million or 9.3% of net sales in fiscal 1994. The absolute dollar increase in research and development expense in fiscal 1995 was primarily attributable to the continued development of solid state lasers and costs associated with improving and enhancing the Ultrapointe Systems product line.

ROYALTY AND LICENSE EXPENSE. For fiscal 1996, royalty and license expense increased $165,000 to $1.3 million from $ 1.2 million in fiscal 1995 and decreased as a percentage of sales to 1.9 % from 2.8 % in fiscal 1995. The decrease as a percentage of net sales was due to the increasing proportion of revenues that the Company derived from Ultrapointe Systems, which bear a lower royalty rate than laser subsystems, and from royalty-free UTP products.

     Royalty and license expense was relatively constant in fiscal 1995 from 1994 and decreased as a percentage of net sales to 2.8% in fiscal 1995 from 3.6% in fiscal 1994. Royalty expense decreased as a percentage of net sales due in part to lower royalty rates applicable to higher volume sales and international sales of gas laser subsystems. Increased sales of Ultrapointe Systems, which bear a lower royalty rate than laser subsystems, also contributed to the decrease.

     The Company continues to develop its solid state laser technology. There are numerous patents on solid state laser technologies that are held by others, including academic institutions and competitors of the Company. Such patents could inhibit the Company's ability to develop, manufacture and sell products in this area. A number of the patents are conflicting. If there is conflict between a competitor's patents or products and those of the Company, it could be very costly for the Company to enforce its rights in an infringement action or defend such an action brought by another party. In addition, the Company may need to obtain license rights to certain patents and may be required to make substantial payments, including continuing royalties, in exchange for such license rights. There can be no assurance that licenses to third party technology, if needed, will be available on commercially reasonable terms, if at all.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. In fiscal 1996, selling, general and administrative expense was $12.7 million or 18.4% of net sales which represented a $5.3 million or 72.7% increase over selling, general and administrative expense of $7.4 million or 17.4% of net sales in fiscal 1995. The increase was attributable to the addition of UTP expenditures (which included increased expenditures to support the transmitter product line and the amortization of acquired intangible assets), sales commissions on increased sales volume of Ultrapointe Systems, increased staffing levels and increased selling expenses to support the Company's product lines. The Company expects the dollar amount of its selling, general and administrative expenditures to increase in the future, although such expenses may vary as a percentage of net sales from year to year.

     Selling, general and administrative expense in fiscal 1995 was $7.4 million or 17.4% of net sales compared with $5.7 million or 17.3% of net sales in fiscal 1994. The increase in selling, general and administrative expense in fiscal 1995 resulted from increased staffing levels, selling expenses to support the Company's laser products and new product introductions, sales commissions on higher sales volume of Ultrapointe Systems, increased business development, investor relations and stockholder communications activities. In addition, during fiscal 1994, it was determined that $300,000 of expense previously accrued in fiscal 1993 for certain intellectual property matters would not have to be paid, and, accordingly, such costs were reversed as a credit to selling, general and administrative expense.

INFREQUENT OR UNUSUAL ITEMS. In fiscal 1996, the Company incurred infrequent or unusual charges which amounted to $7.5 million or 10.8% of net sales. These charges consisted of acquired in-process research and development expense and compensation expense. The acquired in-process research and development expense was $4.5 million or 6.5% of net sales and was attributable to the Company's purchase of UTP Fibreoptics from its shareholders in June 1996. The compensation expense was $3.0 million or 4.3% of net sales and resulted from the cancellation of certain UTP options and granting of replacement options to purchase Uniphase Common Stock to UTP employees in order to

                              UNIPHASE CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

operate UTP Fibreoptics as a division of UTP. Additional compensation expense of $1.4 million will be recognized over the remaining vesting period of approximately 3 years. See Note 7 of Notes to Consolidated Financial Statements.

     In fiscal 1995, the Company incurred infrequent or unusual charges which amounted to $5.4 million or 12.6% of net sales. These charges consisted of acquired in-process research and development expense and loss on sale of a product line. The acquired in-process research and development expense in fiscal 1995 of $4.5 million or 10.5% of net sales resulted primarily from the Company's purchase of UTP from United Technologies Corporation in May 1995. In June 1995, the Company incurred a loss of $891,000 on the sale of its diode laser product line. As part of the sale agreement, the Company obtained a limited non-exclusive sublicense to a solid state technology patent at a reduced royalty rate. The diode laser product line was sold primarily due to the commercial availability of low-cost diode laser component parts from third party manufacturers and the determination that these external sources will provide sufficient supply of the components for the foreseeable future. See Notes 10 and 15 of Notes to Consolidated Financial Statements.

     During fiscal 1994, the Company reversed a litigation accrual provided in the prior fiscal year in the amount of $355,000 due to a settlement of certain litigation at a cost that was less than anticipated and which led to the reevaluation of the potential liability of one remaining outstanding lawsuit. This remaining lawsuit was dismissed in fiscal 1995.

INTEREST AND OTHER INCOME, NET. Interest and other income, net in fiscal 1996 increased to $1.4 million from $550,000 in fiscal 1995 and $212,000 in fiscal 1994. The increase in fiscal 1996 was primarily due to the additional interest income earned on the net proceeds received from the Company's public offerings of Common Stock in October 1995 and June 1996 and from the sale of Common Stock to Tencor in November 1995. The increase in fiscal 1995 was the result of interest income on investments due to the inclusion of a full year of interest income on the net proceeds of the initial public offering.

INCOME TAX EXPENSE.The Company's effective tax rate was 59.1% in fiscal 1996 as compared to 35.0% in fiscal 1995. The Company's effective tax rate in fiscal 1996 would have been approximately 36.3% exclusive of the effect of non-deductible acquired in-process research and development resulting from the UTP Fibreoptics stock purchase.

      The Company's effective tax rate was 35.0% in fiscal 1995 as compared to 35.5% in fiscal 1994.

                         LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1996, the Company's combined balance of cash, cash equivalents and investments was $113.7 million. The Company has met its liquidity needs to date primarily through cash generated from operations and sales of its equity securities.

      Cash generated from operations was $7.8 million in fiscal 1996, compared with $3.2 million and $1.8 million for fiscal years 1995 and 1994, respectively.

     The increase in cash generated from operations is attributable to: the increase in net income that resulted from a significant increase in net sales, accounts payable and accrued expenses, and the non-cash charges of $4.5 million of acquired in-process research and development and $3.0 million of compensation expense. Together, these increases were partially offset by increases in accounts receivable and inventories. Accounts receivable increased $6.4 million in fiscal 1996 when compared to fiscal 1995 primarily due to increased sales volumes. Inventory levels increased in fiscal 1996 when compared to fiscal 1995 primarily due to increased purchases of components to support increased production that resulted from higher sales levels, particularly in the UTP and Ultrapointe product lines.

     Cash used in investing activities was $83.5 million in fiscal 1996 compared with $4.3 million and $12.6 million for fiscal years 1995 and 1994, respectively. The Company's cash used in investing activities increased primarily due to the investment of excess cash from the proceeds of sales of common stock. The Company also made capital expenditures of $17.6 million which included the acquisition of certain properties in San Jose, California totaling 109,000 square feet, for an aggregate purchase price of $11.0 million, and the construction of a clean room and production facility in support of UTP's products. In July 1995, the Company also acquired the remaining outstanding shares of I.E. Optomech Ltd. In May 1996, the Company acquired UTP Fibreoptics. The total purchase price of $9.1 million included aggregate consideration of

                              UNIPHASE CORPORATION

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

$8.6 million, payable through a combination of cash and notes, and estimated direct transaction costs of $500,000.

      In fiscal 1996, the Company completed two underwritten public offering of shares of Common Stock for net proceeds of approximately $105.5 million. In November 1995, Tencor agreed to become the exclusive OEM reseller of the Ultrapointe Systems and the Identifier(TM), the Company's ADC software product, and in connection therewith acquired 666,000 shares of the Company's Common Stock for a net purchase price of approximately $12.3 million.

     The Company has a $5.0 million revolving line of credit with a bank. Advances under the line of credit bear interest at the bank's prime rate (8.25% at June 30, 1996) and are secured by inventories and accounts receivable. There were no borrowings under the line of credit as of June 30, 1996. Under the terms of the line of credit agreement, the Company is required to maintain certain minimum working capital, net worth, profitability levels and other specific financial ratios. The agreement also prohibits the payment of cash dividends and contains certain restrictions on the Company's ability to borrow money or purchase assets or interests in other entities without the prior written consent of the bank. The line of credit expires on November 1, 1996. The Company intends to renew its line of credit. See Note 2 of Notes to Consolidated Financial Statements.

     The Company believes that its existing cash balances and investments, together with cash flow from operations and available lines of credit, will be sufficient to meet its liquidity and capital spending requirements at least through the end of calendar year 1997. However, possible acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to the Company. The Company has no present plans, agreements or commitments, and is not currently engaged in any negotiation with respect to any such acquisition.

                                BUSINESS OUTLOOK

     The statements contained in this Annual Report to Stockholders which express the "belief," "anticipation" or "expectation," as well as other statements which are not historical fact, and statements as to product compatibility, design, features, functionality and performance insofar as they may apply prospectively, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties including, but not limited to, the Company's recent entry into and the competitiveness of the telecommunications market, the cyclicality of the semiconductor industry, the declining market for gas lasers, the management of growth and the variability of quarterly operating results.

     The Company expects to continue to experience growth through increased levels of operations in its business as a whole, including its recent acquisitions, although the growth rate of each business may vary significantly. The Company anticipates that a substantial portion of its growth within the next year will occur within its telecommunications business, in which the Company had no experience prior to its acquisition of UTP in May 1995. The Company's success in increasing sales of its telecommunications products will depend in large part on factors such as but not limited to the following: the magnitude and timing of capital spending for fiber optic networks by communications operators, the rate at which OEMs migrate to the externally modulated products offered by the Company, industry competition and management's ability to execute timely increases in production and, manage and integrate multi-site operations. The market for gas lasers is mature and expected to decline; however, the Company expects sales of certain of its argon gas laser subsystems to increase in the next fiscal year, principally for biotechnology applications. The Company also expects to continue to invest significant resources in solid state technology which it expects will be the primary laser technology of the future. The Company is concerned about the current downturn in the semiconductor industry which has led many semiconductor manufacturers including customers of its Ultrapointe Systems to delay or cancel expenditures. The Company's current expectation is that the long-term outlook for its Ultrapointe product line is favorable; however, for the duration of the downturn, the Company intends to manage its Ultrapointe business conservatively while continuing to invest in development programs that enhance its product line including its ADC software product. See also the risks and uncertainties described in Part I of the Company's Annual Report on Form 10-K under the headings "Description of Business" and "Risk Factors" that could cause actual results to differ materially from those projected.

                              UNIPHASE CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED JUNE 30,                                       1996         1995         1994
(in thousands, except per share data)

Net sales                                               $ 69,073     $ 42,282     $ 32,922
Cost of sales                                             36,300       24,113       20,067
                                                        --------     --------     --------
     Gross profit                                         32,773       18,169       12,855
Operating expenses:
     Research and development                              5,828        3,710        3,058
     Royalty and license                                   1,337        1,172        1,212
     Selling, general, and administrative                 12,699        7,355        5,693
     Infrequent or unusual items:
        Acquired in-process research and development       4,480        4,460           --
        Compensation expense                               3,000           --           --
        Loss on sale of a product line                        --          891           --
        Litigation                                            --           --         (355)
                                                        --------     --------     --------
Total operating expenses                                  27,344       17,588        9,608
                                                        --------     --------     --------
     Income from operations                                5,429          581        3,247
Interest income                                            1,570          487          274
Interest expense                                             (79)         (25)         (37)
Other income (expense), net                                  (92)          88          (25)
                                                        --------     --------     --------
     Income before income taxes                            6,828        1,131        3,459
Income tax expense                                         4,036          396        1,228
                                                        --------     --------     --------
Net income                                              $  2,792     $    735     $  2,231
                                                        ========     ========     ========
Net income per share                                    $   0.21     $   0.07     $   0.27
                                                        ========     ========     ========
Shares used in  per share calculation                     13,577       10,082        8,274
                                                        ========     ========     ========

See accompanying notes to consolidated financial statements.

                              UNIPHASE CORPORATION

                           CONSOLIDATED BALANCE SHEETS

JUNE 30,                                                                       1996        1995
(in thousands, except share and per share data)

ASSETS
Current assets:
     Cash and cash equivalents                                             $  52,463     $ 2,880
     Short-term investments                                                   43,731       4,679
     Accounts receivable, less allowances for doubtful accounts of
       $285 at June 30, 1996 and $164 at June 30,1995                         16,700       8,793
     Inventories                                                              10,641       5,478
     Deferred income taxes and other current assets                            3,491       2,367
                                                                           ---------     -------
        Total current assets                                                 127,026      24,197
Long-term investments                                                         17,548          --
Property, plant, and equipment, net                                           20,305       3,452
Intangible assets                                                              8,894       3,178
Other assets                                                                      51       1,083
                                                                           ---------     -------
     Total assets                                                          $ 173,824     $31,910
                                                                           =========     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Notes payable to bank                                                 $     548     $    --
     Accounts payable                                                          5,391       2,249
     Accrued payroll and related expenses                                      3,180       1,965
     Other accrued expenses                                                    4,464       2,667
                                                                           ---------     -------
        Total current liabilities                                             13,583       6,881
Notes payable                                                                  6,061          --
Deferred income taxes                                                            656          --
Other non-current liabilities                                                    319         221
Commitments and contingencies                                                     --          --
Stockholders' equity:
     Preferred stock, $0.001 par value:
        1,000,000 shares authorized, none issued and outstanding                  --          --
     Common stock, $0.001 par value
        Authorized shares - 20,000,000
        Issued and outstanding shares - 16,097,855 at June 30, 1996 and
          9,515,604 at June 30, 1995                                              16          10
Additional paid-in capital                                                   141,354      15,751
Retained earnings                                                             11,750       8,958
Net unrealized loss on securities available-for-sale                             (18)         --
Foreign currency translation adjustment                                          103          89
                                                                           ---------     -------
        Total stockholders' equity                                           153,205      24,808
                                                                           ---------     -------
        Total liabilities and stockholders' equity                         $ 173,824     $31,910
                                                                           =========     =======

See accompanying notes to consolidated financial statements.

                              UNIPHASE CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED JUNE 30,                                                         1996         1995         1994
(in thousands)

OPERATING ACTIVITIES
     Net income                                                          $   2,792     $    735     $  2,231
     Adjustments to reconcile net income to
       net cash provided by operating activities:
          Depreciation and amortization                                      2,081        1,136          946
          Acquired in-process research and development                       4,480        4,460           --
          Stock compensation expense                                         3,094           --           --
          Undistributed earnings affiliate                                      --         (114)          --
          Increase (decrease) in deferred income taxes, net                 (1,040)      (2,188)         179
          Loss on sale of product line                                          --          891           --
     Changes in operating assets and liabilities:
          Accounts receivable                                               (6,432)      (3,286)        (754)
          Inventories                                                       (4,087)      (1,244)        (788)
         Other current assets                                                  (90)        (391)        (259)
         Accounts payable, accrued liabilities
             income tax payable and other                                    6,962        3,221          286
                                                                         ---------     --------     --------
Net cash provided by operating activities                                    7,760        3,220        1,841
                                                                         ---------     --------     --------
INVESTING ACTIVITIES
     Notes receivable from related parties                                      --           --          133
     Purchase of available-for-sale investments                            (74,326)     (10,604)     (11,156)
     Sale of available-for-sale investments                                 17,726       17,081           --
     Acquisition of UTP Fibreoptics                                          9,150           --           --
     Acquisition of remaining interest in I.E. Optomech Ltd.                  (237)         (12)        (528)
     Acquisition of net assets of United Technologies Photonics, Inc.           --       (8,747)          --
     Acquisition of licenses                                                    --         (600)          --
     Proceeds from sale of product line                                         --          375           --
     Purchase of property, plant and equipment                             (17,561)      (1,808)      (1,065)
     Decrease (increase) in other assets                                        91           17           (3)
                                                                         ---------     --------     --------
Net cash used in investing activities                                      (83,457)      (4,298)     (12,619)
                                                                         ---------     --------     --------
FINANCING ACTIVITIES
     Repayment of notes payable                                               (297)          --           --
     Issuance of notes payable                                               6,061           --           --
     Repurchase of common stock                                                 --           --           (8)
     Repayment of stock purchase note                                           --           18          148
     Proceeds from the issuance of common stock other
       than in the public offerings                                          1,704        1,024          299
     Proceeds from offering of stock                                       117,812           --       11,460
     Principal payments on capital lease obligations                            --         (132)        (107)
                                                                         ---------     --------     --------
Net cash provided by financing activities                                  125,280          910       11,792
                                                                         ---------     --------     --------
Increase (decrease) in cash and cash equivalents                            49,583         (168)       1,014
Cash and cash equivalents at beginning of period                             2,880        3,048        2,034
                                                                         ---------     --------     --------
Cash and cash equivalents at end of period                               $  52,463     $  2,880     $  3,048
                                                                         =========     ========     ========

See accompanying notes to consolidated financial statements.

                              UNIPHASE CORPORATION

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                            STOCK
                                                            ADDITIONAL     PURCHASE
                                          COMMON STOCK       PAID-IN         NOTE
(in thousands)                         SHARES     AMOUNT     CAPITAL      RECEIVABLE
                                       ------     ------    ---------     ----------
Balance at June 30, 1993                5,158        $ 6    $     948        $(166)
  Repurchase of common stock               (6)        --           (8)          --
  Exercise of stock options and
     related tax benefits                 352         --          695           --
  Common stock issued upon
     initial public offering,
     net of issuance costs              3,308          2       11,458           --
  Repayment of stock
     purchase note                         --         --           --          148
  Net income                               --         --           --           --
  Net unrealized gain on
     securities available-for-sale         --         --           --           --
  Foreign currency
     translation adjustment                --         --           --           --
                                      -------        ---    ---------        -----
Balance at June 30, 1994                8,812          8       13,093          (18)
  Exercise of stock options and
     related tax benefits                 704          2        2,658           --
  Repayment of stock
     purchase note                         --         --           --           18
  Net income                               --         --           --           --
  Net realized loss on
     securities available-for-sale         --         --           --           --
  Foreign currency
     translation adjustment                --         --           --           --
                                      -------        ---    ---------        -----
Balance at June 30, 1995                9,516         10       15,751           --
  Exercise of stock options and
     related tax benefits                 626         --        4,703           --
  Common stock issued upon
     public offerings,
     net of issuance costs              5,290          5      105,524           --
  Common stock issued to Tencor,
     net of issuance costs                666          1       12,282           --
  Uniphase Telecommunications
     Products stock option
     compensation                          --         --        3,000           --
  Amortization of deferred
     compensation                          --         --           94           --
  Net income                               --         --           --           --
  Net unrealized loss on
     securities available-for-sale         --         --           --           --
  Foreign currency
     translation adjustment                --         --           --           --
                                      -------        ---    ---------        -----
Balance at June 30, 1996               16,098        $16    $ 141,354        $  --
                                      =======        ===    =========        =====

                                                       NET           FOREIGN
                                                   UNREALIZED       CURRENCY
                                      RETAINED     GAIN (LOSS)     TRANSLATION
(in thousands)                        EARNINGS    ON SECURITIES    ADJUSTMENT      TOTAL
                                      --------    -------------    -----------   ---------
Balance at June 30, 1993               $ 5,992          $--           $ (49)     $   6,731
  Repurchase of common stock                --           --              --             (8)
  Exercise of stock options and
     related tax benefits                   --           --              --            695
  Common stock issued upon
     initial public offering,
     net of issuance costs                  --           --              --         11,460
  Repayment of stock
     purchase note                          --           --              --            148
  Net income                             2,231           --              --          2,231
  Net unrealized gain on
     securities available-for-sale          --           11              --             11
  Foreign currency
     translation adjustment                 --           --              63             63
                                       -------         ----           -----      ---------
Balance at June 30, 1994                 8,223           11              14         21,331
  Exercise of stock options and
     related tax benefits                   --           --              --          2,660
  Repayment of stock
     purchase note                          --           --              --             18
  Net income                               735           --              --            735
  Net realized loss on
     securities available-for-sale          --          (11)             --            (11)
  Foreign currency
     translation adjustment                 --           --              75             75
                                       -------         ----           -----      ---------
Balance at June 30, 1995                 8,958           --              89         24,808
  Exercise of stock options and
     related tax benefits                   --           --              --          4,703
  Common stock issued upon
     public offerings,
     net of issuance costs                  --           --              --        105,529
  Common stock issued to Tencor,
     net of issuance costs                  --           --              --         12,283
  Uniphase Telecommunications
     Products stock option
     compensation                           --           --              --          3,000
  Amortization of deferred
     compensation                           --           --              --             94
  Net income                             2,792           --              --          2,792
  Net unrealized loss on
     securities available-for-sale          --          (18)             --            (18)
  Foreign currency
     translation adjustment                 --           --              14             14
                                       -------         ----           -----      ---------
Balance at June 30, 1996               $11,750         $(18)          $ 103      $ 153,205
                                       =======         ====           =====      =========

See accompanying notes to consolidated financial statements.

                              UNIPHASE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 BUSINESS ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                               BUSINESS ACTIVITIES

     Uniphase Corporation (the "Company" or "Uniphase") designs, develops, manufactures and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products. Uniphase operates manufacturing facilities in the United States and the United Kingdom. The Company's laser division designs, develops, manufactures and markets laser subsystems for a broad range of OEM applications, which include biotechnology, industrial process control and measurement, graphics and printing and semiconductor equipment. Uniphase's domestic wholly-owned subsidiary, Ultrapointe Corporation, designs, develops, manufactures and markets advanced laser-based systems for semiconductor wafer defect examination and analysis. In May 1994, the Company acquired a 49% equity position in I.E. Optomech Ltd., an optoelectronics company located in the United Kingdom. The Company increased its ownership percentage on May 1, 1995 to 51.5% through an additional equity investment and on July 1, 1995, purchased the remaining equity interest. In May 1995, Uniphase acquired United Technologies Photonics, Inc., which designs, develops, manufactures and markets high-speed external modulators and transmitters for fiber optic networks in the CATV and long-haul telecommunications industries, and which is being operated as a wholly-owned Uniphase subsidiary, Uniphase Telecommunications Products, Inc. ("UTP"). At the end of fiscal 1995, the Company sold the net assets of its diode laser product line, which was previously operated in a Los Angeles facility. In June 1996, the Company acquired two affiliated companies, GCA Fibreoptics Ltd. ("GCA") and Fiberoptic Alignment Solutions, Inc. ("FAS") which the Company combined and operates under the name UTP Fibreoptics as a division of UTP. UTP Fibreoptics custom packages laser diodes, light emitting diodes ("LEDs") and photodetectors for OEMs for use in fiber optic networks. Uniphase also has wholly-owned subsidiaries in Germany and the United Kingdom to market and service its products in Europe.

                              BASIS OF PRESENTATION

     The consolidated financial statements include Uniphase, its wholly-owned subsidiaries, I.E. Optomech subsequent to obtaining controlling interest on May 1, 1995, UTP and UTP Fibreoptics subsequent to their purchase by the Company in May 1995 and June 1996, respectively. All significant intercompany accounts and transactions have been eliminated. Amounts applicable to the minority interest of I.E. Optomech from May 1, 1995 to July 1, 1995 are insignificant.

                              UNIPHASE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        CASH, CASH EQUIVALENTS, AND SHORT-TERM AND LONG-TERM INVESTMENTS

     Uniphase considers all liquid investments with maturities of ninety days or less when purchased to be cash equivalents. The Company's short-term investments have maturities of one year or less and long-term investments have maturities of over one year. The Company's securities are classified as available-for-sale and are recorded at fair value. Fair value is based upon quoted market prices on the last day of the fiscal year. The cost of debt securities sold is based on the specific identification method. Unrealized gains and losses are reported as a separate component of stockholders' equity. Gross realized gains and losses are included in interest income and have not been material. The Company's investments consist of the following:

JUNE 30, 1996                                             GROSS       GROSS        ESTIMATED
                                                       UNREALIZED   UNREALIZED       FAIR
                                              COST        GAINS       LOSSES         VALUE
(in thousands)                              --------   ----------   ----------     ---------
Floating rate bonds                         $ 15,660       $--       $     --       $ 15,660
Municipal bonds                               56,114        28             46         56,096
Auction instruments                           25,839        --             --         25,839
Money market instruments                      13,474        --             --         13,474
                                            --------       ---       --------       --------
                                            $111,087       $28       $     46       $111,069
                                            ========       ===       ========       ========
Included in cash and cash equivalents       $ 49,790       $--       $     --       $ 49,790
Included in short-term investments            43,745         9             23         43,731
Included in long-term investments             17,552        19             23         17,548
                                            --------       ---       --------       --------
                                            $111,087       $28       $     46       $111,069
                                            ========       ===       ========       ========

JUNE 30, 1995                                            GROSS       GROSS      ESTIMATED
                                                       UNREALIZED  UNREALIZED     FAIR
                                             COST        GAINS       LOSSES       VALUE
(in thousands)                              ------     ----------  ----------   ---------
Auction instruments                         $3,000       $  --       $   --       $3,000
Municipal bonds                              1,679          --           --        1,679
Certificate of deposits                      1,003          --           --        1,003
Money market instruments                       549          --           --          549
                                            ------       -----       ------       ------
                                            $6,231       $  --       $   --       $6,231
                                            ======       =====       ======       ======
Included in cash and cash equivalents       $1,552       $  --       $   --       $1,552
Included in short-term investments           4,679          --           --        4,679
                                            ------       -----       ------       ------
                                            $6,231       $  --       $   --       $6,231
                                            ======       =====       ======       ======

                              UNIPHASE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   INVENTORIES

     Inventories are valued at the lower of cost (first-in, first-out method) or market. The components of inventory consist of the following:

JUNE 30,                                                    1996           1995
(in thousands)                                            -------         ------
Finished goods                                            $ 2,159         $2,043
Work in process                                             4,382          1,072
Raw materials and purchased parts                           4,100          2,363
                                                          -------         ------
                                                          $10,641         $5,478
                                                          =======         ======

                          PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the following estimated useful lives of the assets: building and improvements, 5 to 40 years; machinery and equipment, 2 to 5 years; furniture, fixtures, and office equipment, 5 years. Leasehold improvements are amortized by the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease. The components of property, plant and equipment are as follows:

JUNE 30,                                                    1996          1995
(in thousands)                                            --------      -------
Land                                                      $  4,868      $    --
Building and improvements                                    7,582           --
Machinery and equipment                                      8,342        4,944
Furniture, fixtures, and office equipment                    3,788        2,887
Leasehold improvements                                       1,439          556
                                                          --------      -------
                                                            26,019        8,387
Less: accumulated depreciation and amortization             (5,714)      (4,935)
                                                          --------      -------
                                                          $ 20,305      $ 3,452
                                                          ========      =======

                          CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term and long-term investments and trade receivables. The Company places its cash equivalents, short-term and long-term investments with high credit-quality financial institutions. The Company invests its excess cash primarily in auction instruments, municipal bonds, floating rate bonds and money market instruments. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Company sells primarily to customers involved in the application of laser technology, the manufacture of semiconductors or telecommunications equipment. The Company performs ongoing credit evaluations of its customers and does not require collateral. The Company provides reserves for potential credit losses, and such losses and yearly provisions have not been significant and have been within management's expectations.

                          FOREIGN CURRENCY TRANSLATION

     Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet dates. Revenues and expenses are translated using average rates of exchange prevailing during the year. The translation adjustment resulting from this process is shown separately as a component of stockholders' equity. Foreign currency transaction gains and losses are not material and are included in the determination of net income.

                               REVENUE RECOGNITION

     Revenue from the sale of products is generally recognized upon shipment. Revenue on the shipment of Ultrapointe Systems on evaluation is deferred until customer acceptance. The Company provides for the estimated cost to repair products under warranty at the time of sale.

                              UNIPHASE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Revenues from UTP's research contracts are recognized on the percentage-of-completion method, measured by costs incurred to date to estimated total costs for each contract. Under this method, revenues are recognized as various stages of research contracts are completed. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

     The Company is party to certain research and development contracts with third parties whereby the Company is obligated to spend certain specified amounts over periods ranging from two to three years on certain research and development activities and will be reimbursed by the third party participants for a portion of such expenditures. During fiscal 1996 and 1995, the Company earned reimbursements of $704,000 and $245,000 in connection with these contracts which were recorded as credits to research and development expense. The corresponding amounts during fiscal 1994 were insignificant. At June 30, 1996, a total of approximately $1,578,000 remains to be expended under these contracts for which the Company will receive reimbursements of approximately $767,000. The research activities covered by the contracts are complementary to the Company's own research and development activities. At the end of the contracts, the Company will own or have access to the technology developed in connection with the contracts.

                              NET INCOME PER SHARE

     Net income per share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares from stock options using the treasury stock method. Since fully diluted earnings per share differs from primary earnings per share by less than 3%, only primary earnings per share is shown below. Shares used in the per share computations are as follows:

YEAR ENDED JUNE 30,                               1996         1995         1994
(in thousands)                                   ------       ------       -----
Weighted average common shares                   12,416        9,108       7,276
Stock options                                     1,161          974         998
                                                 ------       ------       -----
Total                                            13,577       10,082       8,274
                                                 ======       ======       =====

                                   STOCK SPLIT

       On April 27, 1996, the Company's Board of Directors approved a two-for-one split of its Common Stock (the "Stock Split") to be effected in the form of a 100% stock dividend, payable on June 3, 1996 to stockholders of record on May 20, 1996. All prior period common stock and per share data in these financial statements and the notes thereto have been adjusted to reflect this stock split.

                                USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

                                RECLASSIFICATIONS

      Certain reclassifications, relating to geographic sales information, have been made to the fiscal 1994 and fiscal 1995 presentation to conform to the fiscal 1996 presentation.

                              UNIPHASE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of the fiscal year 1997 and, based on current circumstances, does not believe the effect of adoption will be material. The Company is evaluating the impact of the new standard on its financial position, results of operations, and cash flows, and expects the effect to be immaterial.

     In October 1995, the FASB issued Statement No. 123 "Accounting for Stock-Based Compensation" which also will be effective for the Company's 1996 fiscal year. Statement 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting rules under APB Opinion 25 "Accounting for Stock Issued to Employees" but with additional financial statement disclosure. The Company expects to continue to account for stock-based compensation arrangements under APB Opinion 25 and therefore does not expect Statement 123 to have a material impact on its financial position, results of operations and cash flows.

2 LINE OF CREDIT

     The Company has a $5.0 million revolving bank line of credit that expires on November 1, 1996. Advances under the line of credit bear interest at the bank's prime rate (8.25% at June 30, 1996) and are secured by inventories and accounts receivable. Under the terms of the line of credit agreement, the Company is required to maintain certain minimum working capital, net worth, profitability levels and other specific financial ratios. In addition, the agreement prohibits the payment of cash dividends and contains certain restrictions on the Company's ability to borrow money or purchase assets or interests in other entities without the prior written consent of the bank. There were no borrowings under the line of credit at June 30, 1996. The Company intends to seek renewal of this line of credit.

      Through the acquisition of UTP Fibreoptics, the Company assumed established lines of credit that are as follows:

      GCA maintains approximately $1,500,000 under a revolving line of credit agreement. Advances under the line of credit bear interest at 2% above the bank's prime rate (8.00% at June 30, 1996) and are secured by the UK accounts receivable of GCA. As of June 30, 1996 the outstanding balance was $408,000.

     FAS agreed to a $150,000 revolving line of credit agreement. Advances under the line of credit bear interest at 2% above the bank's prime rate (8.25% at June 30, 1996) and are secured by all receivables, inventory, property, plant and equipment, and any cash and non-cash proceeds of any of the foregoing items. Under the terms of the agreement, the Company is required to maintain certain debt to tangible net worth ratios and net cash flow related to the long-term debt. The agreement has been guaranteed by two former significant shareholders of FAS. As of June 30, 1996 the outstanding balance was $140,000.

                              UNIPHASE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 OTHER ACCRUED EXPENSES

     The components of other accrued expenses are as follows:

JUNE 30,                                                  1996             1995
(in thousands)                                           ------           ------
Income taxes payable                                     $  807           $  221
Royalties payable                                           536              435
Warranty reserve                                            598              385
Other accrued liabilities                                 2,523            1,626
                                                         ------           ------
                                                         $4,464           $2,667
                                                         ======           ======

4 INCOME TAXES

     The expense for income taxes consists of the following:

YEAR ENDED JUNE 30,                         1996            1995           1994
(in thousands)                            -------         -------         ------
Federal:
  Current                                 $ 4,381         $ 1,967         $  806
  Deferred                                   (934)         (1,688)           173
                                          -------         -------         ------
                                            3,447             279            979
State:
  Current                                     635             550            196
  Deferred                                   (130)           (500)             6
                                          -------         -------         ------
                                              505              50            202
Foreign:
  Current                                      84              67             47
                                          -------         -------         ------
    Income tax expense                    $ 4,036         $   396         $1,228
                                          =======         =======         ======

     A reconciliation of the income tax expense at the federal statutory rate to the income tax expense at the effective tax rate is as follows:

YEAR ENDED JUNE 30,                             1996         1995         1994
(in thousands)                                -------      -------      -------
Income taxes (benefit) computed
   at the federal statutory rate              $ 2,321      $   385      $ 1,176
State taxes, net of federal benefit               333           33          133
Acquired in-process
   research and development                     1,523           --           --
Tax exempt income                                (213)          --           --
Research, development,
  and foreign tax credits                          --          (15)        (132)
Other                                              72           (7)          51
                                              -------      -------      -------
                                              $ 4,036      $   396      $ 1,228
                                              =======      =======      =======

     The components of deferred taxes consist of the following:

YEAR ENDED JUNE 30,                                          1996          1995
(in thousands)
Deferred tax assets:
  State taxes                                               $  188        $  186
  Inventory reserve                                            268           234
  Vacation accruals                                            123           128
  Deferred compensation                                      1,168            --
  Intangibles and acquired in-process
    research and development                                 1,591         1,760
  Warranty reserve                                             223           139
  Diode laser product line write-off                            --           257
  Other accruals not deductible for tax                        268           110
                                                            ------        ------
        Total deferred tax assets                            3,829         2,814
Deferred tax liabilities:
  Tax over book depreciation                                    --            19
  Interest charge DISC commission                              551           613
  UTP Fibreoptics intangibles                                1,711            --
  Other                                                         32            --
                                                            ------        ------
        Total deferred tax liabilities                       2,294           632
                                                            ------        ------
        Total net deferred tax assets                       $1,535        $2,182
                                                            ======        ======

                              UNIPHASE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company believes that net deferred tax assets are more likely than not to be realized from the Company's ongoing operations. Thus, no valuation allowance is deemed necessary. Cumulative undistributed earnings of Uniphase's foreign subsidiaries were approximately $348,000, $282,000 and $99,000 at June 30, 1996, 1995 and 1994, respectively. These amounts have been permanently reinvested, and accordingly, no provision for federal and state income taxes has been provided thereon. The tax benefit associated with exercises of stock options reduced taxes currently payable by $2,999,000, $1,636,000 and $346,000 for the years ended June 30, 1996, 1995 and 1994, respectively. Such benefits are credited to additional paid-in capital when realized.

5 LEASE COMMITMENTS

     The Company leases manufacturing and office space primarily in Manteca, California, Bloomfield, Connecticut, Chalfont, Pennsylvania and Witney, United Kingdom under operating leases expiring at various dates through December 2013 and containing certain renewal options ranging from one to four years. The Company has the option of terminating two of the lease agreements on December 25, 2003 upon six months written notification.

      Future minimum commitments for noncancelable operating leases, which excludes $221,000 accrued at June 30, 1996 for vacated space upon sale of a product line, are as follows:

OPERATING LEASES
(in thousands)
1997                                                $  694
1998                                                   681
1999                                                   559
2000                                                   533
2001                                                   484
Thereafter                                             347
                                                    ------
    Total minimum lease payments                    $3,298
                                                    ======

      Rental expense for operating leases for the years ended June 30, 1996, 1995 and 1994 amounted to approximately $685,000, $605,000 and $530,000, respectively.

6 EMPLOYEE BENEFIT PLAN

      Uniphase has an employee 401 (k) salary deferral plan, covering all domestic employees. Employees may make contributions by withholding a percentage of their salary up to $9,500 per year. Company contributions consist of $0.25 per dollar contributed by employees with at least six months of service. Company contributions were approximately $215,000, $131,000 and $100,000 for the years ended June 30, 1996, 1995, and 1994, respectively.

                              UNIPHASE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7 STOCK OPTION PLANS

      As of June 30, 1996, Uniphase has reserved 2,557,000 shares of common stock for future issuance to employees, directors and consultants under its 1984 Amended and Restated Stock Option Plan (the "1984 Option Plan") and Amended and Restated 1993 Flexible Stock Incentive Plan (the "1993 Option Plan"). The Board of Directors has the authority to determine the type of option and the number of shares subject to option. The exercise price cannot be less than the fair value at the date of grant. Options generally become exercisable over a four-year period and, if not exercised, expire from five to ten years from the date of grant. The following table summarizes option activity through June 30, 1996:

                                                            OPTIONS OUTSTANDING
                                           ------------------------------------------------------
                                            SHARES                                      AGGREGATE
                                           AVAILABLE      NUMBER           PRICE        EXERCISE
                                           FOR GRANT     OF SHARES       PER SHARE        PRICE
(in thousands, except price per share)     ---------     ---------     --------------   ---------
Balance at June 30, 1994                       600         2,486       $0.46 -  $4.63    $ 5,123
  Increase in authorized shares                700            --                   --         --
  Granted                                     (874)          874       $3.88 - $11.57      7,354
  Canceled                                      32          (128)      $1.30 -  $9.88       (373)
  Exercised                                    --           (646)      $0.46 -  $4.63       (827)
                                              ----        ------                         -------
Balance at June 30, 1995                       458        (2,586)      $0.46 - $11.57     11,277
  Increase in authorized shares                210            --                   --         --
  Granted                                     (704)          704       $5.48 - $25.50      7,903
  Canceled                                      78          (246)      $0.46 - $18.06       (949)
  Exercised                                     --          (529)      $0.46 -  $9.88     (1,287)
                                              ----        ------       --------------    -------
Balance at June 30, 1996                        42         2,515       $0.46 - $25.50    $16,944
                                              ====        ======                         =======

                              UNIPHASE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Options for 1,083,000 shares are exercisable as of June 30, 1996.

      In fiscal 1995, certain employees of UTP were granted tandem stock options whereby such employees received options to purchase shares of either Common Stock of UTP (the "UTP Options") under the UTP 1995 Flexible Stock Incentive Plan (the "1995 Option Plan") or Common Stock of Uniphase (the "Uniphase Options") under Uniphase's 1993 Option Plan. Under the tandem option plan structure, the aggregate value of the UTP Options and the Uniphase Options that were granted to each optionee are equal. The optionees could exercise either their UTP Options or Uniphase Options, but not both. When the optionees exercised their options as to UTP Common Stock, their corresponding Uniphase Options automatically terminate, and vice versa.

     During fiscal 1996, the Company assumed all options to purchase UTP stock previously issued to UTP employees and granted replacement options to such employees to purchase stock of the Company. Management believed this decision was necessary to operate UTP Fibreoptics as a division of UTP. The Company will incur compensation expense totaling $4,400,000 in connection with such options granted which were effective May 15, 1996. Of this total $3,000,000, related to options which have vested to date, has been charged to expense in the fiscal year ended June 30, 1996. The remaining $1,400,000 will be charged to expense over the remaining vesting period of approximately three years.

8 EMPLOYEE STOCK PURCHASE PLAN

      The Uniphase 1993 Employee Stock Purchase Plan (the "Purchase Plan") was adopted in October 1993 and amended during fiscal 1994. The Company has reserved 400,000 shares of common stock for issuance under the Purchase Plan. The Purchase Plan, effective February 1, 1994, provides eligible employees with the opportunity to acquire an ownership interest in Uniphase through participation in a program of periodic payroll deductions applied at specific intervals to the purchase of common stock. The Purchase Plan is structured as a qualified employee stock purchase plan under Section 423 of the amended Internal Revenue Code of 1986. However, the Purchase Plan is not intended to be a qualified pension, profit sharing or stock bonus plan under Section 401(a) of the 1986 Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Purchase Plan will terminate upon the earlier of December 31, 1998 or the date on which all shares available for issuance under the Purchase Plan have been sold. During fiscal 1996, employees purchased 97,176 shares of common stock under the Purchase Plan and 244,974 shares are available for future issuance.

9 INVESTMENT IN I.E. OPTOMECH LTD.

      During fiscal 1994 and 1995, the Company, through a series of transactions, purchased all of the outstanding common stock of I.E. Optomech Ltd., a privately held optoelectronics company located in the United Kingdom. I.E. Optomech develops, manufactures and sells solid state lasers. The purchase price was not significant to the Company.

10 ACQUISITION OF UNIPHASE TELECOMMUNICATIONS PRODUCTS, INC.

      On May 15, 1995, the Company acquired all the net assets of UTP, from United Technologies Corporation. UTP designs, develops, manufactures and markets high-speed external modulators and transmitters for fiber optic networks in the CATV and long-haul telecommunications industries. The total purchase price of $8,747,000 included a cash payment of $8,050,000 to United Technologies Corporation and $697,000 for related acquisition expenses. The acquisition has been accounted for by the purchase method of accounting and accordingly, the accompanying financial statements include the results of operations of UTP subsequent to the acquisition date. The fair value of the net assets and acquired in-process research and development purchased was

                              UNIPHASE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$7,975,000. The excess of $772,000 of the acquisition price over such fair value and the purchased intangible assets are being amortized over estimated useful lives ranging from 5 to 10 years. Accumulated amortization is approximately $349,000 at June 30, 1996.

     The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the acquisition of UTP had occurred at the beginning of fiscal 1994 and does not purport to be indicative of what would have occurred had the acquisition been made as of the beginning of fiscal 1994 or of results which may occur in the future.

YEAR ENDED JUNE 30,                                         1995           1994
(in thousands, except per share data)                     -------        -------
Net sales                                                 $46,512        $39,967
Net income                                                $   222        $ 2,756
Net income per Common Share                               $   .02        $   .34

      The effects of the UTP acquisition on the 1995 consolidated statement of cash flows were as follows (in thousands):

Working capital acquired                                                  $1,215
Property, plant and equipment                                              1,260
Intangibles and goodwill                                                   2,072
In-process research and development                                        4,200
                                                                          ------
Total purchase price                                                      $8,747
                                                                          ======

11 ACQUISITION OF UTP FIBREOPTICS

      On May 31, 1996, the Company acquired 100% of the outstanding shares of GCA Fibreoptics Ltd. ("GCA") and Fiberoptic Alignment Solutions, Inc. ("FAS"). GCA and FAS will operate as a division of UTP under the name UTP Fibreoptics. UTP Fibreoptics custom packages laser diodes, light emitting diodes ("LEDs") and photodetectors for use in fiber optic networks. The total purchase price of $9,150,000 consisted of approximately $2,589,000 cash payment, $6,061,000 notes payable to the former shareholders and an estimated $500,000 in related acquisition costs. The principal and accumulated interest on the notes is due and payable in full in August 1997. The notes earn interest at a rate of 6% compounded annually. Accrued interest expense as of June 30, 1996 was $30,000.

      The acquisition has been accounted for by the purchase method of accounting and accordingly, the accompanying financial statements include the results of operations of UTP Fibreoptics subsequent to the acquisition date. The purchase included net assets and acquired in-process research and development of $4,827,000 at fair market value. The excess of $1,913,000 of the acquisition price over such fair value, the purchased intangible assets and the related deferred taxes are being amortized over the estimated useful life of 7 years. The accumulated amortization as of June 30, 1996 is approximately $65,000.

      The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the acquisition of UTP Fibreoptics had occurred at the beginning of fiscal 1995 and does not purport to be indicative of what would have occurred had the acquisition been made as of the beginning of fiscal 1995 or of results which may occur in the future.

YEAR ENDED JUNE 30,                                         1996           1995
(in thousands, except per share data)                     -------        -------
Net sales                                                 $74,781        $48,104
Net income                                                $ 6,635        $ 1,078
Net income per share                                      $  0.49        $  0.11

      The effects of the UTP Fibreoptics acquisition on the 1996 consolidated statement of cash flows were as follows (in thousands):

Working capital acquired                                                $   609
Property, plant and equipment                                               924
Intangibles and goodwill, net of deferred taxes                           4,323
Other liabilities                                                        (1,186)
In-process research and development                                       4,480
                                                                        -------
Total purchase price                                                    $ 9,150
                                                                        =======

                              UNIPHASE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12 ACQUISITION OF REAL ESTATE

      On February 8, 1996, the Company acquired two properties in San Jose, California, totaling 109,000 square feet, which includes land and buildings, for an aggregate purchase price of approximately $11.0 million. One of the properties is the Company's current principal facility previously occupied under an operating lease which would have expired in August 1998. The Company's principal sales, marketing, technical support, administration, and research and development operations as well as manufacturing operations for the argon laser and Ultrapointe products occupy these facilities. The Company has agreed to lease certain unused space to Centigram Communications Corporation (Centigram) of which an executive officer is also a director of the Company. The Company received rental income from Centigram of approximately $43,000 as well as a security deposit of approximately $43,000 in fiscal 1996.

13 PUBLIC OFFERINGS

      During the fiscal year 1996, the Company received proceeds, net of expenses, of approximately $105,529,000 from two follow on public offerings of 5,290,000 shares of common stock.

14 PRIVATE PLACEMENT OF COMMON STOCK

      In November 1995, Tencor agreed to become the exclusive OEM reseller of the Ultrapointe Systems and the Identifier, the Company's ADC software product, and in connection therewith acquired 666,000 shares of the Company's Common Stock for a net purchase price of approximately $12.3 million.

15 SALE OF DIODE LASER PRODUCT LINE

      The Company sold its diode laser product line for $375,000 in cash on June 30, 1995. The loss on sale of the product line was $891,000. In conjunction with the sale, the Company also obtained a limited non-exclusive sublicense to a solid state technology patent at a reduced royalty rate.

16 LITIGATION AND CONTINGENCIES

      During fiscal 1994, the Company settled one of two remaining lawsuits against the Company which had been filed by certain former employees. Due to the settlement of this lawsuit at a cost which was less than anticipated and the re-evaluation of the potential liability with respect to the remaining outstanding lawsuit (which was subsequently dismissed in fiscal 1995), the Company reversed $355,000 of accrued legal expense. In addition, during fiscal 1994, it was determined that certain costs accrued for in fiscal 1993, with respect to certain third party patents, would not have to be paid. As a result of this determination, accrued expenses of $300,000 were reversed in fiscal 1994 as a credit to selling, general and administrative expense.

      During fiscal 1996, two former employees commenced wrongful termination actions against the Company. The Company believes these claims are without merit and is vigorously defending them. Even if these claims are adjudicated in favor of the plaintiffs, the Company does not believe that the ultimate resolution of these matters will have a material adverse impact on the Company or its operations.

      In the ordinary course of business, various lawsuits and claims are filed against the Company. While the outcome of these matters is currently not determinable, management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial statements.

                              UNIPHASE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17 GEOGRAPHIC AND INDUSTRY SEGMENT INFORMATION

      Uniphase operates in two geographic regions: the United States and Europe. The Company operates in a single industry segment, the design, manufacture and sale of laser subsystems and laser based products. The following table shows sales, operating income (loss) and other financial information by geographic region:

YEAR ENDED JUNE 30,                        1996           1995           1994
(in thousands)                          ---------       --------       --------
Net sales:
  United States-domestic                $  53,313       $ 29,456       $ 23,654
  United States-export                     13,742         10,967          7,872
  Europe                                    8,738          7,100          6,498
  Intercompany                             (5,720)        (5,241)        (5,102)
                                        ---------       --------       --------
    Total net sales                     $  69,073       $ 42,282       $ 32,922
                                        =========       ========       ========
Operating income (loss):
  United States                         $   4,987       $    276       $  3,115
  Europe                                      (77)           299            107
  Eliminations                                519              6             25
                                        ---------       --------       --------
    Total operating income              $   5,429       $    581       $  3,247
                                        =========       ========       ========
Identifiable assets:
  United States                         $ 168,095       $ 28,785       $ 24,219
  Europe                                    5,729          3,125          1,995
                                        ---------       --------       --------
    Total assets                        $ 173,824       $ 31,910       $ 26,214
                                        =========       ========       ========

      Intercompany transfers represent products that are transferred between geographic areas on a basis intended to reflect as nearly as possible the market value of the products. Identifiable assets are those assets of the Company that are identified with the operations of the corresponding geographic area.

      One customer purchased both laser subsystems and Ultrapointe Systems and accounted for a combined 13% of the Company's consolidated net sales in fiscal 1996. One laser subsystem customer accounted for 12%, 12% and 12% of the Company's consolidated net sales in the years ended June 30, 1996, 1995, and 1994, respectively. In addition, another laser subsystem customer accounted for 10% of the Company's consolidated net sales in the year ended June 30, 1994.

18 SUPPLEMENTAL CASH FLOW INFORMATION

YEAR ENDED JUNE 30,                              1996          1995         1994
(in thousands)                                  ------        ------        ----
Cash paid for interest                          $   43        $   11        $ 28
Cash paid for income taxes                      $1,107        $1,213        $965

19 QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)

(in thousands,
except per share amounts)          SEPT 30     DEC 31     MAR 31     JUN 30
                                   -------    -------    -------    --------
Fiscal 1996:
  Net sales                        $12,793    $15,673    $18,876    $ 21,732
  Gross profit                       5,819      7,363      9,058      10,533
  Income (loss) from operations      1,913      2,395      3,692      (2,571)
  Net income (loss)                  1,216      1,892      2,553      (2,869)(1)
  Net income (loss) per share      $  0.12    $  0.14    $  0.17    $  (0.20)(1)
Fiscal 1995:
  Net sales                        $ 9,083    $ 9,941    $11,122    $ 12,136
  Gross profit                       3,835      4,095      4,838       5,401
  Income (loss) from operations        990      1,232      1,668      (3,309)
  Net income (loss)                    697        885      1,124      (1,971)(1)
  Net income (loss) per share      $  0.07    $  0.09    $  0.11    $  (0.21)(1)

1 Results in the fourth quarter included infrequent or unusual items. In fiscal
  1996, these items included in-process research and development and a compensation expense related to the acquisition of UTP Fibreoptics. In fiscal 1995, these items included primarily in-process research and development associated with the acquisition of UTP. Excluding such items, net income for the fourth quarter ended June 30, 1996 and 1995 would have been approximately $3.4 million or $0.22 per share and $1.4 million or $0.13 per share, respectively. This supplemental information should not be construed as a substitute for, or better indicator of, results of operations or net income determined in accordance with generally accepted accounting principles.

                              UNIPHASE CORPORATION

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     The Board of Directors and Stockholders
     Uniphase Corporation

      We have audited the accompanying consolidated balance sheets of Uniphase Corporation as of June 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Uniphase Corporation at June 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                                   /s/ ERNST & YOUNG LLP

     San Jose, California
     July 30, 1996

                            COMMON STOCK MARKET PRICE

            FISCAL 1995 QUARTER ENDED              FISCAL 1996 QUARTER ENDED
       SEPT 30   DEC 31   MAR 31   JUN 30    SEPT 30    DEC 31    MAR 31    JUN 30
        -----    -----    -----    ------    -------    ------    ------    ------
High    5 1/2    8 1/8     10      12 1/8    19 1/16      19      21 1/4    35 1/2
Low     3 7/8    5 1/4    6 3/8     8 7/8    10 3/8     12 1/2    14 7/8    18 5/8

      The high and low closing bid prices are as reported on the Nasdaq National Market during each of the quarters for Uniphase Common Stock. At September 10, 1996, the Company had approximately 54 holders of record of its Common Stock and 16,218,582 shares outstanding. The Company has not paid dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future.

                              UNIPHASE CORPORATION