Form 10-K, Exhibit 13
period 1997-06-30
UNIPHASE CORP /CA/
filed 1997-09-25
CIK 912093

                                                                      EXHIBIT 13


                                    FINANCIAL
                                   HIGHLIGHTS


Years Ended June 30,                              1997           1996          1995         1994           1993
(in thousands, except per share amounts)
                                               ---------      ---------     ---------     ---------     ---------

Consolidated Statement of Operations Data:
Net sales                                      $ 106,966      $  69,073     $  42,282     $  32,922     $  27,314
Income (loss) from operations(1,2,3,4)         $ (16,852)     $   5,429     $     581     $   3,247     $  (1,326)
Net income (loss)(1,2,3,4)                     $ (18,854)     $   2,792     $     735     $   2,231     $    (798)
Net income (loss) per share(1,2,3,4)           $   (1.14)     $    0.21     $    0.07     $    0.27     $   (0.14)
Shares used in per share calculation              16,482         13,577        10,082         8,274         5,510
                                               ---------      ---------     ---------     ---------     ---------
Consolidated Balance Sheet Data:
Working capital                                $ 108,388      $ 130,991     $  17,316     $  18,943     $   5,002
Total assets                                     177,579        173,824        31,910        26,214        11,785
Long-term obligations                              2,475          7,036           221          --             132
Total stockholders' equity                       149,777        153,205        24,808        21,331         6,731


1 During fiscal year 1993, the Company accrued litigation costs of $2.4 million, pertaining primarily to a patent infringement action brought against the Company, and to a lesser extent, for actions against the Company by certain former employees. The patent infringement action was settled in fiscal 1993. Due to the settlement of one of the former employee actions in fiscal 1994 at a cost less than anticipated and the re-evaluation of the potential liability with respect to the remaining outstanding lawsuit, the Company reversed $355,000 of accrued legal expense in fiscal 1994. In fiscal 1995, such remaining lawsuit was dismissed.

2 During fiscal 1995, the Company incurred $5.4 million of charges, primarily for acquired in-process research and development and, to a lesser extent, for the loss on the sale of the Company's diode laser product line. The acquired in-process research and development resulted primarily from the cash purchase of UTP from United Technologies Corporation for a total purchase price, including acquisition expenses, of $8.7 million. Such charges reduced net income per share for fiscal 1995 by $0.33.

3 During fiscal 1996, the Company incurred charges totaling $4.5 million for acquired in-process research and development related to the acquisition of UTP Fibreoptics. The Company also incurred an additional $3.0 million of compensation expense in connection with the cancellation of certain options of UTP and granted replacement options to purchase Uniphase Common Stock to UTP employees in order to operate UTP Fibreoptics as a division. These charges resulted in a reduction of net income per share for fiscal 1996 by $0.46.

4 During fiscal 1997, the Company incurred a charge of $33.3 million for acquired in-process research and development related to the acquisition of ULE. This charge reduced net income per share in fiscal 1997 by $2.02.


                  [Graph of Net Sales Numbers Presented Above]


                                      one

                                    INDEX TO
                                  CONSOLIDATED
                              FINANCIAL STATEMENTS


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                     FIFTEEN
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   TWENTY-TWO
                           CONSOLIDATED BALANCE SHEETS
                                  TWENTY-THREE
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   TWENTY-FOUR
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   TWENTY-FIVE
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   TWENTY-SIX
                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
                                    FORTY-ONE

                      MANAGEMENT'S DISCUSSION and ANALYSIS
                of Financial Condition and Results of Operations


    INTRODUCTION

    Uniphase Corporation and its subsidiaries (the "Company" or "Uniphase") designs, develops, manufactures and markets fiber optic telecommunications equipment products, laser subsystems and laser-based semiconductor wafer defect examination and analysis equipment. The Company's laser division designs, develops, manufactures and markets laser subsystems for a broad range of OEM applications which include biotechnology, industrial process control and measurement, graphics and printing, and semiconductor equipment. The Company's Ultrapointe subsidiary designs, develops, manufactures and markets advanced laser-based systems for semiconductor wafer defect examination and analysis.

    The Company entered the telecommunications market in May 1995, which includes the products produced by Uniphase Telecommunications Products ("UTP"), UTP Fibreoptics ("UFP"), and Uniphase Laser Enterprise ("ULE"). UTP designs, develops, manufactures and markets high-speed external modulators and transmitters for fiber optic networks in the cable television ("CATV") and long-haul telecommunications industries. UFP custom packages laser diodes, LEDs and photodetectors for OEMs for use in fiber optic networks for local telecommunications and data communications. In March 1997, the Company acquired the net assets of ULE from the Zurich research laboratory of International Business Machines ("IBM"). The total purchase price of $45.9 million included cash consideration of $45 million and transaction costs of $900,000. ULE develops and manufactures semiconductor diode laser chips used in the long-haul telecommunication industry.

    RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated certain financial data as a percentage of net sales:

           Fiscal Years Ended
           June 30,                                     1997        1996       1995
                                                       ------      ------     ------

Net sales                                              100.0%      100.0%     100.0%
Cost of sales                                           53.7        52.5       57.0
                                                       ------      ------     ------
Gross profit                                            46.3        47.5       43.0
Operating expenses:
  Research and development                               8.7         8.4        8.8
  Royalty and license                                    1.3         1.9        2.8
  Selling, general and administrative                   20.9        18.4       17.4
  Infrequent or unusual charges:
    Acquired in-process research and development        31.1         6.5       10.5
    Compensation expense                                  --         4.3         --
    Loss on sale of product line                          --          --        2.1
                                                       ------      ------     ------
Total operating expenses                                62.0        39.5       41.6
                                                       ------      ------     ------
Income (loss) from operations                          (15.7)        8.0        1.4
  Interest and other income, net                         3.2         1.9        1.3
                                                       ------      ------     ------
Income (loss) before income taxes                      (12.5)        9.9        2.7
  Income tax expense                                     5.1         5.9        1.0
                                                       ------      ------     ------
Net income (loss)                                      (17.6)%       4.0%       1.7%
                                                       ======      ======     ======


    YEARS ENDED JUNE 30, 1997, 1996 AND 1995

    Net Sales. Net sales of $107.0 million for fiscal 1997 represented an increase of $37.9 million or 54.9% over fiscal 1996 net sales of $69.1 million. The increase is primarily due to the increase in telecommunications sales of $36.8 million, of which $14.4 million resulted from a full year's revenue from UFP and the revenues from ULE subsequent to March 10, 1997.

                              UNIPHASE CORPORATION
                                     FIFTEEN

                     MANAGEMENT'S DISCUSSION and ANALYSIS of
              Financial Condition and Results of Operations (cont.)


The sale of the Company's laser subsystems increased by $3.3 million but were offset by a decrease of $2.2 million in sales of Ultrapointe laser imaging system. A downturn in the semiconductor industry during fiscal 1997 led certain of Ultrapointe's customers to delay or cancel purchases of the Company's Ultrapointe Systems.

    International revenues, which are defined by the Company as sales outside the United States of America, accounted for $32.1 million, $16.9 million, and $12.2 million or 30.0%, 24.5%, and 28.9%, of total revenues for the years ended June 30, 1997, 1996, and 1995, respectively. The increase of $15.2 million in international sales from fiscal 1996 to fiscal 1997 is due primarily to a full year of UFP sales of $5.6 million, the 1997 acquisition of ULE in March 1997 contributed $3.4 million and $4.3 million from the international expansion in the telecommunications market. And to a lesser extent, the increase is also due to the continued penetration of the Ultrapointe system in the Asian market place. The fiscal 1996 increase over fiscal 1995 of $4.7 million is primarily due to the increased demand for the Company's laser subsystems, and to a lesser extent, the increasing sales from the Ultrapointe System and sales revenues from UTP, which was acquired in May 1995.

    Net sales for fiscal 1996 were $69.1 million, which represented a $26.8 million or 63.4% increase over net sales of $42.3 million in fiscal 1995. The increase is primarily due to a full year's revenues from UTP, which accounted for a $13.9 million increase, and increased sales of the Company's Ultrapointe Systems which accounted for $10.2 million of the increase in net sales. Net sales of laser subsystems for fiscal 1996 increased $2.7 million due primarily to an increase in sales of the Company's argon gas lasers, principally for use in biotechnology and semiconductor applications, and to a lesser extent solid state lasers. Together, these sales offset the decline in the sales of the Company's mature Helium-Neon ("He-Ne") product line principally in the bar code scanning market.

    Gross Profit. Gross profit of $49.6 million for fiscal 1997 represented an increase of $16.8 million or 51.2% over fiscal 1996 gross profit of $32.8 million. The increase in gross profit from telecommunication product sales of 213.4% is partially offset by a decline in net sales of relatively high margin Ultrapointe Systems. Fiscal 1997 amounts include a full year's contribution from UFP and approximately four months from ULE. The Company experienced a decrease in gross margins to 46.3% in fiscal 1997 from 47.5% in fiscal 1996. Inventory charges resulting from the Company's change in strategic focus with respect to diode based laser applications and from the modification of certain customer and product strategies incorporating lower powered amplifiers at UTP contributed to the decline in gross profit and gross margins. The Company's laser subsystems margins remained relatively consistent with the prior fiscal year. There can be no assurance that the Company will be able to sustain its gross margin at current levels. The Company expects that there will continue to be periodic fluctuations in its gross margin resulting from changes in its sales and product mix, competitive pricing pressures, manufacturing yields, inefficiencies associated with new product introductions and a variety of other factors.

    Gross profit in fiscal 1996 increased to $32.8 million or 47.5% of net sales compared with $18.2 million or 43.0% of net sales in fiscal 1995. Gross profit increased $14.6 million or 80.4% in fiscal 1996 primarily due to the addition of the Company's UTP product line and the increased sales volumes of Ultrapointe Systems, both of which experienced higher gross margins than the Company's laser subsystems. In addition, the Ultrapointe Systems had a favorable impact on gross margin through improved economies of scale resulting from higher production and purchasing volumes of components.

    Research and Development Expense. Research and development expense of $9.3 million or 8.7% of net sales represented an increase of $3.5 million or 59.8% increase over fiscal 1996 expense of $5.8 million or 8.4% of net sales. The increase is primarily due to the continuing efforts to develop the Company's telecommunication products and, to a lesser extent, the continued development and modifications of the Ultrapointe Laser Imaging System and automatic defect classification ("ADC") software. The Company is committed to continuing its significant research and development expenditures and expects that the absolute dollar


                              UNIPHASE CORPORATION
                                     SIXTEEN

                     MANAGEMENT'S DISCUSSION and ANALYSIS of
              Financial Condition and Results of Operations (cont.)

amount of research and development expense will increase as it invests in developing new products and in expanding and enhancing its existing product lines, although such expenses may vary as a percentage of net sales from year to year.

    Research and development expense in fiscal 1996 was $5.8 million or 8.4% of net sales which represented a $2.1 million or 57.1% increase over fiscal 1995. The increase in research and development expense was primarily due to a full year of expenses from UTP which included expenditures associated with the development of transmitters, and to a lesser extent, to an increase in Ultrapointe expenditures in support of accelerated ADC software development. For the year ended June 30, 1996, laser subsystems experienced a decrease in expenditures primarily due to the sale of the laser division's diode laser product line in June 1995, the redeployment of certain engineering support to manufacturing and increased reimbursements on expenses from a certain cooperative agreement with the federal government. This agreement is scheduled to end on December 31, 1997.

    Royalty and License Expense. Royalty and license expense of $1.4 million represents an increase of 3.2% over fiscal 1996 expense of $1.3 million. The royalty and license expense has decreased as a percentage of sales to 1.3% compared to 1.9% in fiscal 1996. The decrease as a percentage of sales is due primarily to the increased sales of royalty-free telecommunication products.

     For fiscal 1996, royalty and license expense increased $165,000 to $1.3 million from $1.2 million in fiscal 1995 and decreased as a percentage of sales to 1.9% from 2.8% in fiscal 1995. The decrease as a percentage of net sales was due to the increasing proportion of revenues that the Company derived from Ultrapointe Systems, which bear a lower royalty rate than laser subsystems, and from royalty-free telecommunications products.

    The Company continues to develop its solid state laser, semiconductor equipment and telecommunication technologies. There are numerous patents on these technologies that are held by others, including academic institutions and competitors of the Company. Such patents could inhibit the Company's ability to develop, manufacture and sell products in this area. If there is a conflict between a competitor's patents or products and those of the Company, it could be very costly for the Company to enforce its rights in an infringement action or defend such an action brought by another party. In addition, the Company may need to obtain license rights to certain patents and may be required to make substantial payments, including continuing royalties, in exchange for such license rights. There can be no assurance that licenses to third party technology, if needed, will be available, or if available, can be obtained on commercially reasonable terms.

    Selling, General and Administrative Expense. Selling, general and administrative expense of $22.4 million or 20.9% of net sales represents an increase of $9.7 million or 76.4% over fiscal 1996 expense of $12.7 million or 18.4% of net sales. The increase is due (in part) to the additional expenses of ULE, acquired in March 1997, and a full year of expenses for UFP which was acquired in May 1996. As a result of the ULE acquisition and a change in strategic focus for diode-based laser applications, the Company recorded charges of $3.2 million to consolidate its European Laser research to Switzerland, close its Uniphase Lasers, Ltd. facility in Rugby, England, consolidate laser packaging operations and to recognize the modification of certain customer and product strategies at UTP incorporating lower powered amplifiers. The Company also increased its allowance for doubtful accounts and certain other reserves unrelated to the ULE acquisition by $1.3 million during the third quarter, primarily related to its telecommunications operations. The Company expects the dollar amount of its selling, general and administrative expenditures to increase in the future, although such expenses may vary as a percentage of net sales from year to year.

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


                              UNIPHASE CORPORATION
                                    SEVENTEEN

                     MANAGEMENT'S DISCUSSION and ANALYSIS of
              Financial Condition and Results of Operations (cont.)


    Infrequent or Unusual Charges. In fiscal 1997, the Company incurred a charge for in-process research and development of $33.3 million or 31.1% of net sales, related to the acquisition of the net assets of ULE from IBM on March 10, 1997. See Note 9 of Notes to Consolidated Financial Statements.

    In fiscal 1996, the Company incurred infrequent or unusual charges which amounted to $7.5 million or 10.8% of net sales. These charges consisted of acquired in-process research and development expense and compensation expense. The acquired in-process research and development expense was $4.5 million or 6.5% of net sales and was attributable to the Company's purchase of UFP from its shareholders in June 1996. The compensation expense was $3.0 million or 4.3% of net sales and resulted from the cancellation of certain UTP options and granting of replacement options to purchase Uniphase Common Stock to UTP employees. See
Note 9 of Notes to Consolidated Financial Statements.

    In fiscal 1995, the Company incurred infrequent or unusual charges which amounted to $5.4 million or 12.7% of net sales. These charges consisted of acquired in-process research and development expense and loss on sale of a product line. The acquired in-process research and development expense in fiscal 1995 of $4.5 million or 10.5% of net sales resulted primarily from the Company's purchase of UTP from United Technologies Corporation in May 1995. In June 1995, the Company incurred a loss of $891,000 on the sale of its diode laser product line. As part of the sale agreement, the Company obtained a limited non-exclusive sublicense to a solid state technology patent at a reduced royalty rate. The diode laser product line was sold primarily due to the commercial availability of low-cost diode laser component parts from third party manufacturers and the determination that these external sources will provide sufficient supply of the components for the foreseeable future. See Note 10 of Notes to Consolidated Financial Statements.

    Interest and Other Income, Net. Interest and other income, net of $3.4 million for fiscal 1997 represented an increase of $2.0 million over fiscal 1996 income of $1.4 million. Fiscal 1996 interest and other income, net increased $849,000 over fiscal 1995 of $550,000. The fiscal 1997 and 1996 increases are due primarily to the increase in interest income earned on the net proceeds of the two public follow-on offerings of common shares in June 1996 and October 1995 and the private placement of common stock with KLA-Tencor (formerly known as Tencor Corporation prior to its merger with KLA) in November 1995.

    Income Tax Expense. The Company recorded tax provisions of $5,432,000 and $4,036,000 for fiscal 1997 and fiscal 1996, respectively, which were primarily attributable to non-deductible acquired in-process research and development resulting from the acquisition of ULE assets in fiscal 1997 and the UTP Fibreoptics stock purchase in fiscal 1996. Exclusive of these items, the Company's effective tax rate in fiscal 1997 and 1996 would have been approximately 35%. The Company's effective tax rate was 35% in fiscal 1995.

    The Company has established a valuation allowance covering a portion of the gross deferred tax assets related to its Swiss subsidiary and the in-process technology that was expensed during the current year. The amount of the valuation allowance is based on management's expectations of future taxable income. The company believes that since the other net deferred tax assets are more likely than not to be realized from the Company's ongoing operations, no additional valuation allowance is deemed necessary.

    LIQUIDITY AND CAPITAL RESOURCES

    At June 30, 1997, the Company's combined balance of cash, cash equivalents and short-term investments was $81.2 million. During fiscal 1997, the Company met its liquidity needs primarily through cash generated from operations. Net cash provided by operating activities was $21.5 million in fiscal 1997, compared with $7.8 million and $3.2 million for fiscal years 1996 and 1995, respectively.

    Cash provided by operating activities during fiscal 1997 is primarily the result of net losses of $18.9 million reduced by noncash charges during the year for depreciation and amortization of $4.7 million, acquired in-process research and development costs of


                              UNIPHASE CORPORATION
                                    EIGHTEEN

                     MANAGEMENT'S DISCUSSION and ANALYSIS of
              Financial Condition and Results of Operations (cont.)


$33.3 million, amortization of deferred compensation of $900,000 and the write off of certain assets due to the change in strategic focus for laser diode-based applications of $2.0 million. Increases to all other operating assets (including deferred income taxes) totaling $14.5 million were substantially offset by increases in all other operating liabilities of $14.0 million.

    Cash used in investing activities was $48.7 million in fiscal 1997 compared with $83.5 million and $4.3 million for fiscal years 1996 and 1995, respectively. The acquisition of ULE accounted for $45.9 million of investing activity. The Company incurred capital expenditures of $12.0 million primarily in facilities improvements and the acquisition of manufacturing and other equipment to expand its manufacturing capacities and research and development efforts primarily in its telecommunications product line. These programs were primarily funded through existing capital and the liquidation of short-term investments of $9.3 million during fiscal 1997. The Company expects to continue to expand its worldwide manufacturing capacity, primarily for telecommunication products by investing approximately $30 million in capital expenditure for fiscal 1998.

    The Company generated $3.9 million from financing activities during fiscal 1997 due primarily to the exercise of stock options and the sale of stock through an employee stock purchase plan. The Company has a $5.0 million revolving line of credit with a bank. Advances under the line of credit bear interest at the bank's prime rate (8.50% at June 30, 1997) and are secured by inventories and accounts receivable. There were no borrowings under the line of credit as of June 30, 1997. Under the terms of the line of credit agreement, the Company is required to maintain certain minimum working capital, net worth, profitability levels and other specific financial ratios. The agreement also prohibits the payment of cash dividends and contains certain restrictions on the Company's ability to borrow money or purchase assets or interests in other entities without the prior written consent of the bank. The line of credit expires on January 28, 1999. The interest and notes payable relating to the acquisition of UFP become due on August 31, 1997. The aggregate payments of approximately $6.3 million were made to the note holders. See Note 2 of Notes to Consolidated Financial Statements.

    In August 1997, the Company circulated a request of its stockholders to increase the number of authorized shares of common stock from 20,000,000 to 50,000,000 shares. Additionally, the Company announced that it is currently negotiating the acquisition of a 49% interest in INDX for approximately $2.0 million. The investment is subject to a number of contingencies including the negotiation of terms of a definitive agreement, satisfactory completion of due diligence and customary closing conditions. Accordingly, there can be no assurance that the acquisition of such interest in INDX will be completed. See
Note 14 of Notes to Consolidated Financial Statements.

    The Company believes that its existing cash balances and investments, together with cash flow from operations and available lines of credit will be sufficient to meet its liquidity and capital spending requirements at least through the end of fiscal year 1998. However, possible investments or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, can be secured on terms satisfactory to the Company.

    BUSINESS OUTLOOK

    The statements contained in this Annual Report that are not purely historical are forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Company's expectations, hopes, beliefs, intentions or strategies regarding the future, such as the Company's belief that future demand for data transmission will continue to increase substantially and that the Company's products are positioned to be successful in the industries in which it competes. Actual results could differ from those projected in any forward-looking statements for the reasons detailed in the Company's Annual Report on Form 10-K under the headings of "Description of Business" and "Risk Factors." The fact that some of the risk factors may be the same or similar to the Company's past filings means only that the risks are present in multiple periods. The Company believes that many of the risks detailed here and in the Company's Securities and Exchange Commission filings are part of doing business in the industry in which the Company competes and will likely be present in all periods reported. The fact that certain risks are endemic to the industry does not lessen the significance of the risk. The forward-


                              UNIPHASE CORPORATION
                                    NINETEEN

                     MANAGEMENT'S DISCUSSION and ANALYSIS of
              Financial Condition and Results of Operations (cont.)


looking statements are made as of the date of this Annual Report and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

    The Company expects to continue to experience growth through increased levels of operations in its existing telecommunications businesses and the acquisition of ULE in March 1997. The Company is devoting significant resources to develop new solid state lasers for OEM customers and to increase its penetration of the CATV and telecommunications industries. In addition, the Company is now increasing its marketing, customer support and administrative functions in order to support an increased level of operations primarily from sales of its telecommunications equipment products. Finally, the Company intends to either maintain or increase its market share in an otherwise declining market for its gas laser products. No assurance can be given that the Company will be successful in creating this infrastructure or that any increase in the level of such operations will be realized or if realized will justify the increased expense levels associated with these businesses.

    In March 1997, the Company acquired ULE. As a result of acquiring ULE, the Company has gained access to semiconductor based laser applications for use in telecommunications. The success of the ULE acquisition will be dependent upon the Company's ability to provide ULE 980 nm lasers and future products used in erbium doped fiber amplifiers ("EDFA") and the continued demand for ULE products by major telecommunication equipment manufacturers.

    In July 1997, the Company entered into an exclusive OEM Agreement ("Agreement") with KLA-Tencor Corporation ("KLA-Tencor," formerly known as KLA Instruments and Tencor Instruments prior to their merger) pursuant to which KLA-Tencor will distribute Ultrapointe Systems through its worldwide distribution channels. This Agreement supersedes any and all prior OEM negotiations, correspondence, understandings and agreements regarding the Company's business relationship with KLA-Tencor. The Company currently expects that KLA-Tencor will account for a majority of Ultrapointe's net sales for the foreseeable future for Laser Imaging Systems used to analyze defects on semiconductor wafers and photomasks during the manufacturing process as well as automatic defect classification software products. The Agreement outlines minimum quantities to be purchased by KLA-Tencor in the year of inception, product specifications, ongoing research and development efforts on the product line, pricing and payment terms. The Agreement is effective through June 30, 2000 and may be extended for up to three (3) additional one-year renewal periods thereafter.

    On April 30, 1997, Tencor Instruments and KLA Instruments merged and formed KLA-Tencor Corporation. The Company believes that the timing of the receipt of orders and the related product mix under the Agreement will not be consistent with historical orders for Ultrapointe Systems given the size and complexities associated with merging these organizations. Consequently, interim revenue levels and profit margins may be adversely affected.

    The Company's Ultrapointe Systems and a portion of its laser subsystems businesses depend upon capital expenditures by manufacturers of semiconductor devices, including manufacturers that are opening new or expanding existing fabrication facilities, which, in turn, depend upon the current and anticipated market demand for semiconductor devices and the products utilizing such devices. The semiconductor industry is highly cyclical, and has historically experienced periods of oversupply, resulting in significantly reduced demand for capital equipment. During the first nine months of fiscal 1997, the semiconductor industry has experienced a downturn which has led certain of the Company's customers to delay or cancel purchase of the Company's Ultrapointe Systems. There can be no assurance that the semiconductor industry will not experience further downturns or slowdowns in the future, which may materially and adversely affect the Company's business and operating results.

    The Company is devoting substantial resources for new facilities and equipment for Uniphase Laser Enterprise and to the development of new products for the solid state laser and telecommunications markets. Although the Company believes existing cash balances, cash flow from operations and available lines of credit will be sufficient to meet its capital requirements through the end of calendar year 1997, the Company may be required to seek additional equity or debt financing to compete effectively in these markets. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on several factors,


                              UNIPHASE CORPORATION
                                     TWENTY

                     MANAGEMENT'S DISCUSSION and ANALYSIS of
              Financial Condition and Results of Operations (cont.)


including the Company's acquisitions and the demand for the Company's products and products under development. There can be no assurance that such additional financing will be available when needed or, if available, will be on terms satisfactory to the Company.

    The Company has experienced and expects to continue to experience significant fluctuations in its quarterly results. The Company believes that fluctuations in quarterly results may cause the market price of its Common Stock to fluctuate, perhaps substantially. Factors which have had an influence on and may continue to influence the Company's operating results in a particular quarter include the timing of the receipt of orders from major customers, product mix, competitive pricing pressures, the relative proportions of domestic and international sales, costs associated with the acquisition or disposition of businesses, products or technologies, the Company's ability to design, manufacture, and ship products on a cost-effective and timely basis, the delay between incurrence of expenses to further develop marketing and service capabilities and realization of benefits from such improved capabilities, the announcement and introduction of cost-effective new products by the Company and by its competitors, and expenses associated with any intellectual property litigation. In addition, the Company's sales will often reflect orders shipped in the same quarter that they are received. Moreover, customers may cancel or reschedule shipments, and production difficulties could delay shipments. The timing of sales of the Company's Ultrapointe Systems may result in substantial fluctuations in quarterly operating revenues due to the substantially higher per unit price of these products relative to the Company's other products. In addition, the Company sells its telecommunications equipment products to OEMs who typically order in large quantities and therefore the timing of such sales may significantly affect the Company's quarterly results. The timing of such OEM sales can be affected by factors beyond the Company's control, including demand for the OEM's products and manufacturing issues experienced by OEMs. In this regard, the Company has in the past and may continue to experience a temporary rescheduling of orders by OEM telecommunications customers. As a result of the above factors, the Company's results of operations are subject to significant variability from quarter to quarter.

    There can be no assurance that other acquisitions or dispositions of businesses, products or technologies by the Company in the future will not result in substantial charges or other expenses that may cause fluctuations in the Company's quarterly operating results.

    The market price of the Company's Common Stock has recently been and is likely to continue to be highly volatile and significantly affected by factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, governmental regulatory action, developments with respect to patents or proprietary rights, general market conditions and other factors. Further, the Company's net revenues or operating results in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of the Company's Common Stock would likely decline, perhaps substantially. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.

    The Company currently has no commitments with respect to any future acquisitions. The Company, however, frequently evaluates the strategic opportunities available to it and may in the future pursue investments in or acquisitions of additional complementary products, technologies or businesses. Such acquisitions by the Company may result in the diversion of management's attention from the day-to-day operations of the Company's business and may include numerous other risks, including difficulties in the integration of the operations and products, integration and retention of personnel of the acquired companies and certain financial risks. Further acquisitions by the Company may result in dilutive issuances of equity securities, the incurrence of additional debt, reduction of existing cash balances, amortization expenses related to goodwill and other intangible assets and other charges to operations that may materially adversely affect the Company's business, financial condition or operating results.

    In addition to the factors discussed in the Outlook Section of this Annual Report, other factors which could have a material effect on the Company's actual results include: challenges associated with gallium arsenide manufacturing; customer concentration; intense industry competition; the Company's ability to attract and retain key personnel; conflicting patents and intellectual property rights of third parties; potential infringement claims; limited protection of intellectual property; dependence on sole and limited source suppliers; and risks associated with international sales.


                              UNIPHASE CORPORATION
                                   TWENTY-ONE

                             CONSOLIDATED STATEMENTS
                                  OF OPERATIONS


YEARS ENDED JUNE 30,                                       1997           1996           1995
(in thousands, except per share data)
                                                         ---------      ---------      ---------

Net sales                                                $ 106,966      $  69,073      $  42,282
Cost of sales                                               57,411         36,300         24,113
                                                         ---------      ---------      ---------
     Gross profit                                           49,555         32,773         18,169
Operating expenses:
     Research and development                                9,312          5,828          3,710
     Royalty and license                                     1,380          1,337          1,172
     Selling, general, and administrative                   22,401         12,699          7,355
     Infrequent or unusual charges:
        Acquired in-process research and development        33,314          4,480          4,460
        Compensation expense                                  --            3,000           --
        Loss on sale of a product line                        --             --              891
                                                         ---------      ---------      ---------
Total operating expenses                                    66,407         27,344         17,588
                                                         ---------      ---------      ---------
Income (loss) from operations                              (16,852)         5,429            581
Interest income                                              3,985          1,570            487
Interest expense                                              (421)           (79)           (25)
Other income (expense), net                                   (134)           (92)            88
                                                         ---------      ---------      ---------
     Income (loss) before income taxes                     (13,422)         6,828          1,131
Income tax expense                                           5,432          4,036            396
                                                         ---------      ---------      ---------
Net income (loss)                                        $ (18,854)     $   2,792      $     735
                                                         =========      =========      =========
Net income (loss) per share                              $   (1.14)     $    0.21      $    0.07
                                                         =========      =========      =========
Shares used in per share calculation                        16,482         13,577         10,082
                                                         =========      =========      =========


See accompanying notes to consolidated financial statements.


                              UNIPHASE CORPORATION
                                   TWENTY-TWO

                           CONSOLIDATED BALANCE SHEETS


JUNE 30,                                                                       1997          1996
(in thousands, except share and per share data)
                                                                            ---------      ---------

ASSETS
Current assets:
     Cash and cash equivalents                                              $  29,186      $  52,463
     Short-term investments                                                    52,009         61,279
     Accounts receivable, less allowances for doubtful accounts of
       $1,877 at June 30, 1997 and $285 at June 30, 1996                       20,317         16,700
     Inventories                                                               18,668         10,641
     Refundable income taxes                                                    6,010           --
     Deferred income taxes                                                      5,882          2,191
     Other current assets                                                       1,643          1,300
                                                                            ---------      ---------
        Total current assets                                                  133,715        144,574
Property, plant, and equipment, net                                            31,251         20,305
Long-term deferred income taxes                                                 1,581           --
Intangible assets                                                              10,969          8,894
Other assets                                                                       63             51
                                                                            ---------      ---------
        Total assets                                                        $ 177,579      $ 173,824
                                                                            =========      =========

Liabilities and Stockholders' Equity Current liabilities:
     Current portion of notes payable                                       $   6,061      $    --
     Notes payable to bank                                                       --              548
     Accounts payable                                                           4,781          5,391
     Accrued payroll and related expenses                                       4,528          3,180
     Other accrued expenses                                                     9,957          4,464
                                                                            ---------      ---------
        Total current liabilities                                              25,327         13,583
Notes payable                                                                    --            6,061
Deferred income taxes                                                            --              656
Accrued pension and other employee benefits                                     2,392           --
Other non-current liabilities                                                      83            319
Commitments and contingencies
Stockholders' equity:
     Preferred stock, $0.001 par value:
        1,000,000 shares authorized, none issued and outstanding                 --             --
     Common stock, $0.001 par value
        Authorized shares - 20,000,000
        Issued and outstanding shares - 16,921,967 at June 30, 1997 and
         16,097,855 at June 30, 1996                                               17             16
     Additional paid-in capital                                               156,881        141,354
     Retained earnings (deficit)                                               (7,104)        11,750
     Net unrealized gain (loss) on securities available-for-sale                   11            (18)
     Foreign currency translation adjustment                                      (28)           103
                                                                            ---------      ---------
        Total stockholders' equity                                            149,777        153,205
                                                                            ---------      ---------
        Total liabilities and stockholders' equity                          $ 177,579      $ 173,824
                                                                            =========      =========


See accompanying notes to consolidated financial statements.


                              UNIPHASE CORPORATION
                                  TWENTY-THREE

                           CONSOLIDATED STATEMENTS OF
                              STOCKHOLDERS' EQUITY


                                                                                                 NET
                                                                       STOCK                  UNREALIZED    FOREIGN
                                                          ADDITIONAL  PURCHASE   RETAINED        GAIN      CURRENCY
                                         COMMON STOCK      PAID-IN      NOTE     EARNINGS     (LOSS) ON   TRANSLATION
(in thousands)                        SHARES     AMOUNT    CAPITAL   RECEIVABLE  (DEFICIT)    SECURITIES   ADJUSTMENT      TOTAL
                                     --------  ---------  ---------  ---------   ---------    ----------  -----------    ---------

Balance at June 30, 1994                8,812  $       8  $  13,093  $     (18)  $   8,223     $      11   $      14     $  21,331

  Exercise of stock options and
     related tax benefits                 704          2      2,658       --          --            --          --           2,660
  Repayment of stock
     purchase note                       --         --         --           18        --            --          --              18
  Net income                             --         --         --         --           735          --          --             735
  Net unrealized loss on
     securities available-for-sale       --         --         --         --          --             (11)        --            (11)
  Foreign currency
     translation adjustment              --         --         --         --          --            --            75            75
                                       ------  ---------  ---------  ---------   ---------     ---------   ---------     ---------
Balance at June 30, 1995                9,516         10     15,751       --         8,958          --            89        24,808

  Exercise of stock options and
     related tax benefits                 626       --        4,703       --          --            --          --           4,703
  Common stock issued upon
     public offering,
     net of issuance costs              5,290          5    105,524       --          --            --          --         105,529
  Common stock issued to KLA-
     Tencor, net of issuance costs        666          1     12,282       --          --            --          --          12,283
  Uniphase Telecommunications
     Products stock option
     compensation                        --         --        3,000       --          --            --          --           3,000
  Amortization of deferred
     compensation                        --         --           94       --          --            --          --              94
  Net income                             --         --         --         --         2,792          --          --           2,792
  Net unrealized loss on
     securities available-for-sale       --         --         --         --          --             (18)       --             (18)
  Foreign currency
     translation adjustment              --         --         --         --          --            --            14            14
                                       ------  ---------  ---------  ---------   ---------     ---------   ---------     ---------
Balance at June 30, 1996               16,098         16    141,354       --        11,750           (18)        103       153,205
  Exercise of stock options and
     related tax benefits                 824          1     14,656       --          --            --          --          14,657
  Amortization of deferred
     compensation                        --         --          871       --          --            --          --             871
  Net loss                               --         --         --         --       (18,854)         --          --         (18,854)
  Net unrealized gain on
     securities available-for-sale       --         --         --         --            --            29        --              29
  Foreign currency
     translation adjustment              --         --         --         --          --            --          (131)         (131)
                                       ------  ---------  ---------  ---------   ---------     ---------   ---------     ---------
Balance at June 30, 1997               16,922  $      17  $ 156,881  $    --     $  (7,104)    $      11   $     (28)    $ 149,777
                                       ======  =========  =========  =========   =========     =========   =========     =========


See accompanying notes to consolidated financial statements.


                              UNIPHASE CORPORATION
                                   TWENTY-FOUR

                             CONSOLIDATED STATEMENTS
                                  OF CASH FLOWS


YEARS ENDED JUNE 30,                                                         1997                   1996           1995
                                                                          ---------              ---------      ---------
(in thousands)

Operating activities
     Net income (loss)                                                    $ (18,854)             $   2,792      $     735
     Adjustments to reconcile net income (loss) to
       net cash provided by operating activities:
          Depreciation expense                                                3,079                  1,582          1,013
          Amortization expense                                                1,617                    499            123
          Acquired in-process research and development                       33,314                  4,480          4,460
          Stock compensation expense                                            871                  3,094           --
          Write-off of property, equipment and intangible assets              1,977                   --             --
          Undistributed earnings of affiliate                                  --                     --             (114)
          Decrease in deferred income taxes, net                             (1,591)                (1,040)        (2,188)
          Loss on sale of product line                                         --                     --              891
     Changes in operating assets and liabilities:
          Accounts receivable                                                 1,883                 (6,432)        (3,286)
          Inventories                                                        (5,169)                (4,087)        (1,244)
          Refundable income taxes                                            (1,450)                  --             --
          Other current assets                                                  721                    (90)          (391)
          Accounts payable, accrued liabilities,
             and other accrued expenses                                       5,069                  6,962          3,221
                                                                          ---------              ---------      ---------
Net cash provided by operating activities                                    21,467                  7,760          3,220
                                                                          ---------              ---------      ---------

Investing activities
     Purchase of available-for-sale investments                             (97,959)               (74,326)       (10,604)
     Sale of available-for-sale investments                                 107,258                 17,726         17,081
     Acquisition of net assets of Laser Enterprise                          (45,900)                  --             --
     Acquisition of UTP Fibreoptics                                            --                   (9,150)          --
     Acquisition of remaining interest in I.E. Optomech Ltd.                   --                     (237)           (12)
     Acquisition of net assets of United Technologies Photonics, Inc.          --                     --           (8,747)
     Acquisition of licenses                                                   --                     --             (600)
     Proceeds from sale of product line                                        --                     --              375
     Purchase of property, plant and equipment                              (12,048)               (17,561)        (1,808)
     Decrease (increase) in other assets                                        (11)                    91             17
                                                                          ---------              ---------      ---------
Net cash used in investing activities                                       (48,660)               (83,457)        (4,298)
                                                                          ---------              ---------      ---------

Financing activities
     Repayment of notes payable and lease obligations                          (548)                  (297)          (132)
     Issuance of notes payable                                                 --                    6,061           --
     Repayment of stock purchase note                                          --                     --               18
     Proceeds from issuance of common stock other
       than in the public offerings                                           4,464                  1,704          1,024
     Proceeds from offering of stock                                           --                  117,812           --
                                                                          ---------              ---------      ---------
Net cash provided by financing activities                                     3,916                125,280            910
                                                                          ---------              ---------      ---------
Increase (decrease) in cash and cash equivalents                            (23,277)                49,583           (168)
Cash and cash equivalents at beginning of period                             52,463                  2,880          3,048
                                                                          ---------              ---------      ---------
Cash and cash equivalents at end of period                                $  29,186              $  52,463      $   2,880
                                                                          =========              =========      =========


See accompanying notes to consolidated financial statements.


                              UNIPHASE CORPORATION
                                   TWENTY-FIVE

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 1   BUSINESS ACTIVITIES and SUMMARY of SIGNIFICANT ACCOUNTING POLICIES

    BUSINESS ACTIVITIES

    Uniphase Corporation (the "Company" or "Uniphase") designs, develops, manufactures and markets fiber optic telecommunications equipment products, laser subsystems and laser-based semiconductor wafer defect examination and analysis equipment. Uniphase engages in manufacturing activities in the United States, the United Kingdom and Switzerland. The Company's laser division designs, develops, manufactures and markets laser subsystems for a broad range of OEM applications, which include biotechnology, industrial process control and measurement, graphics and printing and semiconductor equipment. Uniphase's domestic wholly-owned subsidiary, Ultrapointe Corporation, designs, develops, manufactures and markets advanced laser-based systems for semiconductor wafer defect examination and analysis. In May 1995, Uniphase acquired certain net assets of United Technologies Photonics, Inc., which designs, develops, manufactures and markets high-speed external modulators and transmitters for fiber optic networks in the CATV and long-haul telecommunications industries, and which is being operated as a Uniphase subsidiary, Uniphase Telecommunications Products, Inc. ("UTP"). In June 1996, the Company acquired two affiliated companies, GCA Fibreoptics Ltd. ("GCA") and Fiberoptic Alignment Solutions, Inc. ("FAS") which the Company combined and operates under the name UTP Fibreoptics ("UFP"). UFP custom packages laser diodes, light emitting diodes ("LEDs") and photodetectors for OEMs for use in fiber optic networks. In March 1997, the Company acquired the net assets of Uniphase Laser Enterprise AG ("ULE"), formerly the laser operations of IBM Corporation's ("IBM") Zurich Research Laboratory in Switzerland. Uniphase also has wholly-owned subsidiaries in Germany and the United Kingdom to market and service its products in Europe.

    Concurrent with the acquisition of ULE in the third quarter of fiscal 1997, the Company consolidated its European laser research to Switzerland, closed Uniphase Lasers Ltd. (formerly I.E. Optomech), located in Rugby, England and consolidated the laser packaging operations of UFP resulting in $2.2 million of charges, including a charge for the impairment of goodwill. In addition, certain customer and product strategies at UTP incorporating lower-powered amplifiers were modified resulting in charges of $2.0 million related to the write down of existing assets and an increase in inventory reserves. Of the total charges, approximately $1.0 million was recorded in cost of sales as an inventory writedown and approximately $3.2 million was included in selling, general and administrative expenses.

    BASIS OF PRESENTATION

    The consolidated financial statements include Uniphase and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    Uniphase considers all liquid investments with maturities of ninety days or less when purchased to be cash equivalents. The Company's short-term investments have maturities of greater than ninety days. The Company's securities are classified as available-for-sale and are recorded at fair value. Fair value is based upon quoted market prices on the last day of the fiscal year. The cost of debt securities sold is based on the specific identification method. Unrealized gains and losses are reported as a separate component


                              UNIPHASE CORPORATION
                                   TWENTY-SIX

                              NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS (CONT.)

of stockholders' equity. Gross realized gains and losses are included in interest income and have not been material. The Company's investments consist of the following:

JUNE 30, 1997                             Gross       Gross     Estimated
                            Amortized  Unrealized  Unrealized     Fair
                               Cost       Gains       Losses      Value
                            ---------  ----------  ----------   ---------
(in thousands)
Floating rate bonds          $14,122     $  --       $  --       $14,122
Municipal bonds               42,008          38          27      42,019
Auction instruments            4,702        --          --         4,702
Money market instruments       3,896        --          --         3,896
                             -------     -------     -------     -------
                             $64,728     $    38     $    27     $64,739
                             =======     =======     =======     =======


JUNE 30, 1996                             Gross       Gross     Estimated
                            Amortized  Unrealized  Unrealized     Fair
                               Cost       Gains       Losses      Value
                            ---------  ----------  ----------   ---------
(in thousands)
Floating rate bonds          $ 15,660    $  --       $  --      $ 15,660
Municipal bonds                56,114          28         46      56,096
Auction instruments            25,839       --          --        25,839
Money market instruments       13,474       --          --        13,474
                             --------    --------    -------    --------
                             $111,087    $     28    $    46    $111,069
                             ========    ========    =======    ========

The following is a summary of contractual maturities of the company's investments:

JUNE 30, 1997                                                     Estimated
                                                      Amortized     Fair
                                                         Cost       Value
                                                      ---------   ---------
(in thousands)
Money market funds                                     $ 3,896     $ 3,896
Amounts maturing within one year                        49,572      49,593
Amounts maturing after one year, within five years      11,260      11,250
                                                       -------     -------
                                                       $64,728     $64,739
                                                       =======     =======

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company has evaluated the estimated fair value of financial instruments. The amounts reported for cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, notes payable and accrued expenses approximate the fair value due to their short maturities. Investment securities are reported at their estimated fair value based on quoted market prices.


                              UNIPHASE CORPORATION
                                  TWENTY-SEVEN

                              NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS (CONT.)

    INVENTORIES

    Inventories are valued at the lower of cost (first-in, first-out method) or market. The components of inventory consist of the following:

JUNE 30,                                1997        1996
                                      -------     -------
(in thousands)
Finished goods                        $ 2,324     $ 2,159
Work in process                        10,468       4,382
Raw materials and purchased parts       5,876       4,100
                                      -------     -------
                                      $18,668     $10,641
                                      =======     =======

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

JUNE 30,                                              1997          1996
                                                    --------      --------
(in thousands)
Land                                                $  4,868      $  4,868
Building and improvements                              8,556         7,582
Machinery and equipment                               22,561         8,342
Furniture, fixtures and office equipment
                                                       4,882         3,788
Leasehold improvements                                 2,114         1,439
                                                    --------      --------
                                                      42,981        26,019
Less: accumulated depreciation and amortization      (11,730)       (5,714)
                                                    --------      --------
                                                    $ 31,251      $ 20,305
                                                    ========      ========

    AMORTIZATION OF INTANGIBLE ASSETS

    Intangible assets primarily represent acquired developed technology and the excess acquisition cost over the fair value of tangible net assets of businesses acquired. Intangible assets are being amortized using the straight-line method over estimated useful lives ranging from 5 to 7 years. Accumulated amortization expense at fiscal year ended June 30, 1997 and 1996 was $696,000 and $1,199,000, respectively.

    At June 30, 1996, intangible assets included the excess of the investment in I.E. Optomech ("Optomech") over the fair market value of the net assets acquired of approximately $527,000. The intangible asset was reviewed during the third quarter 1997 in light of the Company's acquisition of ULE and the resultant closure of Optomech. This review suggested that the Optomech intangible asset was impaired, as determined based on projected cash flows from Optomech over the remaining amortization period. The cash flow projections take into effect the change in strategic focus by the Company for semiconductor laser-based applications due to ULE, the costs and expected benefit from Optomech products prospectively, and management's intention to cease capital funding at


                              UNIPHASE CORPORATION
                                  TWENTY-EIGHT

                              NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS (CONT.)


Optomech. Consequently, the carrying value of the Optomech intangible assets totaling $477,000 was written off as a component of operating expenses during fiscal 1997.

    CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade receivables. The Company places its cash equivalents and short-term investments with high credit-quality financial institutions. The Company invests its excess cash primarily in auction and money market instruments, and municipal and floating rate bonds. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Company sells primarily to customers involved in the application of laser technology, the manufacture of semiconductors, or the manufacture of telecommunication equipment products. The Company performs ongoing credit evaluations of its customers and does not require collateral. The Company provides reserves for potential credit losses, and such losses and yearly provisions have not been significant and have been within management's expectations.

    FOREIGN CURRENCY TRANSLATION

    The Company's international subsidiaries use their local currency as their functional currency. Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet dates. Revenues and expenses are translated using average rates of exchange prevailing during the year. The translation adjustment resulting from this process is shown separately as a component of stockholders' equity. Foreign currency transaction gains and losses are not material and are included in the determination of net income.

    REVENUE RECOGNITION

    The Company recognizes revenue generally at the time of shipment. Revenue on the shipment of Ultrapointe Systems on evaluation is deferred until customer acceptance. The Company provides for the estimated cost to repair products under warranty at the time of sale.

    Revenues from UTP's research contracts are recognized on the percentage-of-completion method, measured by costs incurred to date to estimated total costs for each contract. Under this method, revenues are recognized as various stages of research contracts are completed. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

    The Company is party to certain research and development contracts with third parties whereby the Company is obligated to spend certain specified amounts over periods ranging from two to three years on certain research and development activities and will be reimbursed by the third party participants for a portion of such expenditures. During fiscal 1997, 1996, and 1995, the Company earned reimbursements of $355,000, $704,000, and $245,000 in connection with these contracts which were recorded as credits to research and development expense. At June 30, 1997, a total of approximately $778,000 remains to be expended under these contracts for which the Company will receive reimbursements of approximately $388,000. The research activities covered by the contracts are complementary to the Company's own research and development activities. At the end of the contracts, the Company will own or have access to the technology developed in connection with the contracts.

    NET INCOME (LOSS) PER SHARE

    Net income (loss) per share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares from stock options using the treasury stock method. As the Company incurred a loss in its most recent fiscal year,


                              UNIPHASE CORPORATION
                                   TWENTY-NINE

                              NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS (CONT.)

common share equivalents have been excluded from the computation for 1997 as they are antidilutive. Since fully diluted earnings per share is not materially different, only primary earnings per share is shown below. Shares used in the per share computations are as follows:

JUNE 30,                            1997       1996       1995
                                   ------     ------     ------
(in thousands)
Weighted average common shares     16,482     12,416      9,108
Effect of stock options              --        1,161        974
                                   ------     ------     ------
Total                              16,482     13,577     10,082
                                   ======     ======     ======


    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is required to be adopted for the quarter ended December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating earnings per share, the dilutive effect of stock options will be excluded. There is no impact on primary earnings per share for the year ended June 30, 1997. The impact to the results of the fiscal years ended June 30, 1996 and 1995 would have been an increase of $0.02 and $0.01 per share, respectively. Diluted earnings per share is not materially different for the fiscal years ended June 30, 1997, 1996, and 1995, as reported.

    STOCK-BASED COMPENSATION

    In accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," the Company records and amortizes, over the related vesting periods, deferred compensation representing the difference between the price per share of stock issued or the exercise price of stock options granted and the fair value of the Company's common stock at the time of issuance or grant.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In 1997, the Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," was issued and is effective for fiscal years commencing after December 15, 1997.

    In 1997, the Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures About Segments of an Enterprise and Related Information," was issued and is effective for fiscal years commencing after December 15, 1997.

    The Company is required to adopt the provisions of SFAS 130 and 131 in fiscal year 1999 and expects the adoption will not impact results of operations or financial position but will require additional disclosures.

    RECLASSIFICATIONS

    The Company reclassified its available-for-sale investments as short-term investments to reflect the Company's intention regarding the securities. For comparative purposes, amounts in prior years have been reclassified to conform to current year presentations.


                              UNIPHASE CORPORATION
                                     THIRTY

                              NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS (CONT.)

NOTE 2.  LINE of CREDIT

    The Company has a $5.0 million revolving bank line of credit that expires on January 28, 1999. Advances under the line of credit bear interest at the bank's prime rate (8.50% at June 30, 1997) and are secured by inventories and accounts receivable. Under the terms of the line of credit agreement, the Company is required to maintain certain minimum working capital, net worth, profitability levels and other specific financial ratios. In addition, the agreement prohibits the payment of cash dividends and contains certain restrictions on the Company's ability to borrow money or purchase assets or interests in other entities without the prior written consent of the bank. There were no borrowings under the line of credit at June 30, 1997.


NOTE 3.  OTHER ACCRUED EXPENSES

    The components of other accrued expenses are as follows:

JUNE 30,                       1997       1996
                              ------     ------
(in thousands)
Income taxes payable          $5,049     $  807
Royalties payable                405        536
Warranty reserve               1,005        598
Other accrued liabilities      3,498      2,523
                              ------     ------
                              $9,957     $4,464
                              ======     ======

NOTE 4.  INCOME TAXES

    The expense (benefit) for income taxes consists of the following:

YEAR ENDED JUNE 30,       1997         1996         1995
                        -------      -------      -------
(in thousands)
Federal:
 Current                $ 4,169      $ 4,381      $ 1,967
 Deferred                    99         (934)      (1,688)
                        -------      -------      -------
                          4,268        3,447          279
State:
 Current                  1,222          635          550
 Deferred                  (160)        (130)        (500)
                        -------      -------      -------
                          1,062          505           50
Foreign:
 Current                  1,632           84           67
 Deferred                (1,530)        --           --
                        -------      -------      -------
                            102           84           67
                        -------      -------      -------
  Income tax expense    $ 5,432      $ 4,036      $   396
                        =======      =======      =======


                              UNIPHASE CORPORATION
                                   THIRTY-ONE

                              NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS (CONT.)


    a reconciliation of the income tax expense (benefit) at the federal statutory rate to the income tax expense (benefit) at the effective tax rate is as follows:

YEAR ENDED JUNE 30,                                            1997         1996         1995
                                                             -------      -------      -------
(in thousands)
Income taxes (benefit) computed at
 federal statutory rate                                      $(4,563)     $ 2,321      $   385
State taxes, net of federal benefit                              701          333           33
Acquired in-process research and development
 for which no tax benefit is currently recognizable            9,466        1,523         --
Foreign taxes in excess of federal statutory rate                330         --           --
Tax exempt income                                               (502)        (213)        --
Research, development, and foreign tax credits                  --           --            (15)
Other                                                           --             72           (7)
                                                             -------      -------      -------
                                                             $ 5,432      $ 4,036      $   396
                                                             =======      =======      =======

    As of June 30, 1997, the Company has federal and state net operating loss carryforwards of approximately $8,000,000 and $3,000,000, respectively, that will expire in the fiscal years 2012 and 2002, respectively, if not utilized.

    The components of deferred taxes consist of the following:

YEAR ENDED JUNE 30,                                1997          1996
                                                 --------      --------
(in thousands)
Deferred tax assets:
 State taxes                                     $   --        $    188
 AMT and state credit carryforwards                   350          --
 Net operating loss carryforwards                   2,872          --
 Accounts receivable reserves                         450          --
 Inventory reserve                                    447           268
 Vacation accruals                                   --             123
 Deferred compensation                               --           1,168
 Intangibles and acquired in-process research
  and development                                  10,651         1,591
 Warranty and other reserves                        1,077           223
 Other accruals not deductible for tax                767           268
                                                 --------      --------
   Total deferred tax assets                       16,614         3,829
 Valuation allowance                               (7,797)         --
                                                 --------      --------
   Net deferred tax assets                          8,817         3,829
Deferred tax liabilities:
 Interest charge DISC commission                      493           551
 UTP Fibreoptics intangibles                          803         1,711
 Other                                                 58            32
                                                 --------      --------
   Total deferred tax liabilities                   1,354         2,294
                                                 --------      --------
   Total net deferred tax assets                 $  7,463      $  1,535
                                                 ========      ========


                              UNIPHASE CORPORATION
                                   THIRTY-TWO

                              NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS (CONT.)


    The Company has established a valuation allowance covering a portion of the gross deferred tax assets related to its Swiss subsidiary and the in-process technology that was expensed during the current year. This amount of the valuation allowance is based on management's expectations of future taxable income and the actual taxable income. The Company believes that since the other net deferred tax assets are more likely than not to be realized from the Company's ongoing operations, no additional valuation allowance is deemed necessary. Cumulative undistributed earnings of Uniphase's foreign subsidiaries were approximately $2,037,000, $736,000 and $568,000 at June 30, 1997, 1996 and
1995, respectively. These amounts have been permanently reinvested, and accordingly, no provision for federal and state income taxes has been provided thereon. The tax benefit associated with exercises of stock options reduced taxes currently payable by $10,192,000, $2,999,000 and $1,636,000 for the years ended June 30, 1997, 1996 and 1995, respectively. Such benefits are credited to additional paid-in capital when realized.

NOTE 5.  LEASE COMMITMENTS

    The Company leases manufacturing and office space primarily in Manteca, California; Bloomfield, Connecticut; Chalfont, Pennsylvania; Witney, United Kingdom and Zurich, Switzerland under operating leases expiring at various dates through December 2013 and containing certain renewal options ranging from one to four years. The Company has the option of terminating two of the lease agreements on December 25, 2003 upon six months written notification.
    Future minimum commitments for noncancelable operating leases are as follows:

                        Operating Leases
                         (in thousands)
           1998                                 $1,357
           1999                                  1,291
           2000                                  1,222
           2001                                  1,144
           2002                                    985
           Thereafter                            5,372
                                               -------
              Total minimum lease payments     $11,371
                                               =======

    Rental expense for operating leases for the years ended June 30, 1997, 1996, and 1995 amounted to approximately $904,000, $685,000 and $605,000, respectively.

NOTE 6.  EMPLOYEE BENEFIT PLAN

    Uniphase has an employee 401(k) salary deferral plan, covering all domestic employees. Employees may make contributions by withholding a percentage of their salary up to $9,500 per year. Company contributions consist of $.25 per dollar contributed by the employees with at least six months of service. Company contributions were approximately $309,000, $215,000 and $131,000 for the years ended June 30, 1997, 1996, and 1995, respectively.

NOTE 7.  PENSION and OTHER EMPLOYEE BENEFITS

    Pension

    Through the acquisition of ULE in Switzerland, the Company assumed two foreign defined-benefit pension plans, related to the employees of ULE. Benefits are based on years of service and annual compensation on retirement. Plans are funded in accordance with applicable Swiss regulations.

                              UNIPHASE CORPORATION
                                  THIRTY-THREE

                              NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS (CONT.)


    The funded status of the foreign defined-benefit plans as of June 30, 1997 is summarized below:

                                       (in thousands)
Vested benefit obligation                  $ 3,129
Accumulated benefit obligation             $ 3,129
Projected benefit obligation               $(6,448)
Fair market value of plan assets             4,488
                                           -------
Projected benefit obligation less than
(in excess of) plan assets                 $(1,960)
                                           =======

    The components of net pension costs for 1997 are as follows:

                              (in thousands)
Service cost                       $ 458
Interest cost                        322
Expected return on plan assets      (224)
                                   -----
Net pension expense                $ 556
                                   =====

    At June 30, 1997, the weighted average discount rates and long-term rates for compensation increases used for estimating the benefit obligations and the expected return on plan assets were as follows:

           Discount rate                                         5.0%
           Rate of increase in compensation levels               3.5%
           Expected long-term return on assets                   4.0%

    Plan assets of the foreign plans consist primarily of listed stocks, bonds and cash surrender value life insurance policies.

    OTHER POSTEMPLOYMENT BENEFITS

    The Company has adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." There was no material impact on the Company's financial statements for the periods presented.

NOTE 8.  STOCKHOLDERS' EQUITY

    PREFERRED STOCK

    The Board of Directors has the authority, without any further vote or action by the stockholders, to provide for the issuance of 1,000,000 shares of preferred stock from time to time in one or more series with such designations, rights, preferences and limitations as the Board of Directors may determine, including the consideration received therefore, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, redemption fund provisions, conversion rights and voting rights, all without the approval of the holders of common stock.

    STOCK OPTION PLANS

    As of June 30, 1997, Uniphase has reserved approximately 3,218,000 shares of common stock for future issuance to employees, directors and consultants under its 1984 Amended and


                              UNIPHASE CORPORATION
                                   THIRTY-FOUR

                              NOTES to CONSOLIDATED
                          FINANCIAL STATEMENTS (CONT.)

Restated Stock Option Plan (the "1984 Option Plan") and Amended and Restated 1993 Flexible Stock Incentive Plan (the "1993 Option Plan"). The Board of Directors has the authority to determine the type of option and the number of shares subject to option. The exercise price is generally equal to fair value of the underlining stock at the date of grant. Options generally become exercisable over a four-year period and, if not exercised, expire from five to ten years from the date of grant. The following table summarizes option activity through June 30, 1997:

                                                  Options Outstanding
                                        ------------------------------------
                                          Shares                  Weighted
                                        Available    Number       Average
                                        for grant  of shares  Exercise Price
                                        ---------  ---------  --------------
                                       (in thousands, except price per share)
Balance at June 30, 1995                   458       2,586      $    4.41
Increase in authorized shares              210        --          --
Granted                                   (704)        704          11.95
Canceled                                    78        (246)          3.99
Exercised                                 --          (529)          2.43
                                       -------    --------      ---------
Balance at June 30, 1996                    42       2,515           6.65
Increase in authorized shares            1,371        --          --
Granted                                 (1,001)      1,001          40.29
Canceled                                   118        (114)         24.88
Exercised                                 --          (714)          5.39
                                       -------    --------      ---------
Balance at June 30, 1997                   530       2,688      $   18.81
                                       =======    ========      =========

    The following table summarizes information about options outstanding at June 30, 1997:

                               Options Outstanding                    Options Exercisable
                    -------------------------------------------  ------------------------------
                                               Weighted Average
     Range             Number       Remaining      Weighted         Number         Weighted
  of Exercise       Outstanding   Contractual      Average       Exercisable        Average
     Prices          at 6/30/97   Life (Years)  Exercise Price    at 6/30/97     Exercise Price
----------------    -----------   ------------ ----------------  -----------     --------------
                                         (shares in thousands)
$ 0.46  - $ 6.13         990          5.94         $ 3.51             701            $ 2.84
  6.88  -  32.83       1,120          8.22          18.69             244             11.54
 34.00  -  51.25         578          8.56          45.25              17             50.00
                       -----          ----          -----             ---              ----
                       2,688          7.45          18.81             962              5.90
                       =====          ====          =====             ===              ====

    During fiscal 1996, the Company replaced all options to purchase UTP stock previously issued to UTP employees with options to purchase stock of the Company. The Company will incur compensation expense totaling $4,400,000 in connection with such options granted which were effective May 15, 1996. Of this total $3,000,000, related to options which have vested as of the grant date, has been charged to expense in the fiscal year ended June 30, 1996. The remaining $1,400,000 is being charged to expense over the remaining vesting period of three years.

    The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements.


                              UNIPHASE CORPORATION
                                   THIRTY-FIVE

                              NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS (CONT.)

    In conjunction with the acquisition of ULE in fiscal 1997, the Company issued stock options to key employees of ULE at a value that was less than the market value. Management believed this decision was necessary to ensure the continued success of ULE. The Company will recognize compensation expense for the total value of $1,970,000 over the vesting period of four years.

    Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Employee Stock Purchase Plan, collectively called "options") granted subsequent to June 30, 1995 under the fair value method of that statement. The fair value of options granted in 1997 and 1996 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                    EMPLOYEE         EMPLOYEE STOCK PURCHASE
                                 STOCK OPTIONS              PLAN SHARES
                             --------------------    -----------------------
                              1997         1996         1997         1996
                             -------      -------      -------      -------
Expected life (in years)       5.5          5.5           .5           .5
Risk-free interest rate        6.5%         5.9%         5.4%         5.4%
Volatility                      .64          .64          .75          .57
Dividend yield                 0%           0%           0%           0%

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. A total of approximately 661,000 options were granted during fiscal 1997 with exercise prices equal to the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these options were $44.13 and $27.48, respectively. A total of 340,000 options were granted during fiscal 1997 with exercise prices less than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these options were $32.83 and $25.37, respectively. The weighted-average exercise price and weighted-average fair value of stock options granted during fiscal 1996 was $11.95 and $9.18 per share, respectively. The weighted average fair value of shares granted under the Employee Stock Purchase Plan during 1997 and 1996 was $14.16 and $6.70, respectively.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

           YEAR ENDED JUNE 30,                1997          1996
                                            ---------      ------
           Pro forma net income             $(23,070)      $1,720
           Pro forma earnings per share     $ (1.40)       $ 0.13

    Pro-forma net income represents the difference between compensation expense recognized under APB 25 and the related expense using the fair value method of SFAS No. 123 taking into account any additional tax effects of applying SFAS No.
123. The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS No. 123 is applicable only to options granted subsequent to June 30, 1995, the pro forma effect will not be fully reflected until 1999.


                              UNIPHASE CORPORATION
                                   THIRTY-SIX

                              NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS (CONT.)


    EMPLOYEE STOCK PURCHASE PLAN

    The Uniphase 1993 Employee Stock Purchase Plan (the "Purchase Plan") was adopted in October 1993 and amended during fiscal 1994. The Company has reserved 400,000 shares of common stock for issuance under the Purchase Plan. The Purchase Plan, effective February 1, 1994, provides eligible employees with the opportunity to acquire an ownership interest in Uniphase through participation in a program of periodic payroll deductions applied at specific intervals to the purchase of common stock. The Purchase Plan is structured as a qualified employee stock purchase plan under Section 423 of the amended Internal Revenue Code of 1986. However, the Purchase Plan is not intended to be a qualified pension, profit sharing or stock bonus plan under Section 401(a) of the 1986 Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Purchase Plan will terminate upon the earlier of December 31, 1998 or the date on which all shares available for issuance under the Purchase Plan have been sold. During fiscal 1997, employees purchased 110,287 shares of common stock under the Purchase Plan and 134,687 shares are available for future issuance.

NOTE 9.  ACQUISITIONS

    UTP FIBREOPTICS

    On May 31, 1996, the Company acquired 100% of the outstanding shares of GCA and FAS. GCA and FAS operates as UFP. UFP custom packages laser diodes, light emitting diodes ("LEDs") and photodectectors for use in fiber optic networks. The total purchase price of $9,150,000 consisted of approximately $2,589,000 cash payment, and $6,061,000 notes payable to the former shareholders and $500,000 in related acquisition costs. The principal and accumulated interest on the notes payable is due and payable in full in August 1997. The notes earn interest at a rate of 6% compounded annually. Accrued interest expense as of June 30, 1997 and 1996 was $176,000 and $30,000, respectively.

    The acquisition has been accounted for by the purchase method of accounting and accordingly, the accompanying financial statements include the results of operations of UFP subsequent to the acquisition date. The purchase included net assets and acquired in-process research and development of $4,827,000 at fair market value. The excess of $1,413,000 over the purchase price is being amortized over the estimated useful life of 7 years.

    The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the acquisition of UFP had occurred at the beginning of fiscal 1995 and does not purport to be indicative of what would have occurred had the acquisition been made as of the beginning of fiscal 1995 or of results which may occur in the future.

YEAR ENDED JUNE 30,                       1996          1995
                                        -------       -------
(in thousands, except per share data)
Net sales                               $74,781       $48,104
Net income                                6,635        $1,078
Net income per share                    $  0.49        $ 0.11

    The effects of the UFP acquisition on the 1996 consolidated statement of cash flows were as follows (in thousands):

Working capital acquired                          $   609
Property, plant and equipment                         924
Intangibles and goodwill, net of deferred taxes     4,323
Other liabilities                                  (1,186)
In-process research and development                 4,480
                                                  -------
Total purchase price                              $ 9,150
                                                  =======


                              UNIPHASE CORPORATION
                                  THIRTY-SEVEN

                              NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS (CONT.)


    UNIPHASE LASER ENTERPRISE

    On March 10, 1997, the Company acquired the net assets of ULE from IBM. ULE designs and manufactures semiconductor diode laser chips used by the telecommunication industry. The total purchase price of $45,900,000 includes a cash payment of $45,000,000 to IBM and acquisition expenses of $900,000.

    The acquisition has been accounted for by the purchase method of accounting and accordingly, the accompanying financial statements include the results of operations of ULE subsequent to the acquisition date. The purchase included net assets and acquired in-process research and development of $33,314,000 at fair market value. The purchased intangible assets are being amortized over the estimated useful life of 5 years.

    To determine the value of the acquired in-process research and development, the Company considered, among other factors, the stage of development of each project, the time and resources needed to complete each project, expected income, target markets and associated risks. Associated risks included inherent difficulties and uncertainties in completing the project and thereby achieving technical feasibility, and risks related to the viability of and potential changes in future target markets. The Company applied a discount rate of 20% in the valuation of in-process technology. This analysis resulted in a valuation of $33,314,000 for acquired in-process research and development that had not reached technological feasibility and did not have alternative future uses. Therefore, in accordance with generally accepted accounting principles, the $33,314,000 was expensed. The Company estimates that a total investment of $9,400,000 in research and development over the next three years will be required to complete the in-process research and development.

    The following unaudited pro forma summary presents the consolidated results of operations of the Company, excluding the charge for acquired in-process research and development, as if the acquisition of ULE had occurred at the beginning of fiscal 1996 and does not purport to be indicative of what would have occurred had the acquisition been made as of the beginning of fiscal 1996 or of results which may occur in the future.

YEAR ENDED JUNE 30,                       1997       1996
                                        --------   --------
(in thousands, except per share data)
Net sales                               $123,813   $ 88,264
Net income                                17,159   $  6,618
Net income per share                    $   1.04   $   0.49

    The effects of the ULE acquisition on the 1997 consolidated statement of cash flows were as follows (in thousands):

Working capital acquired              $  8,358
Property, plant and equipment            3,477
Prepaid lease and service agreement      1,064
Intangibles                              4,733
Other liabilities                       (5,046)
In-process research and development     33,314
                                      --------
Total purchase price                  $ 45,900
                                      ========

NOTE 10.  SALE of DIODE LASER PRODUCT LINE

    The Company sold its diode laser product line for $375,000 in cash on June 30, 1995. The loss on sale of the product line was $891,000. In conjunction with the sale, the Company also obtained a limited non-exclusive sublicense to a solid state technology patent at a reduced royalty rate.


                              UNIPHASE CORPORATION
                                  THIRTY-EIGHT

                              NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS (CONT.)


NOTE 11.  LITIGATION AND CONTINGENCIES

    On May 19, 1997, Tacan Corporation ("Tacan") filed a lawsuit in the U.S. District Court for the Southern District of California (the "Southern California Action") against UTP. The Complaint alleges claims of breach of contract, breach of implied and express warranties, negligent misrepresentation, conversion and negligent interference with perspective economic advantage. The Company believes the Southern California Action will not have a material negative impact on the Company's financial condition or results of operations. However, given the inherent uncertainty of litigation and the early stage of discovery, there can be no assurance that the ultimate outcome in the Southern California Action will be in the Company's favor.

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

NOTE 12.  GEOGRAPHIC AND INDUSTRY SEGMENT INFORMATION

    Uniphase operates in two geographic regions: the United States and Europe. The Company operates in a single industry segment, the design, manufacture and sale of laser subsystems and laser based products. The following table shows sales, operating income (loss) and other financial information by geographic region:

YEAR ENDED JUNE 30,                          1997         1996         1995
                                          ---------    ---------    ---------
(in thousands)
Net sales:
  United States-domestic                  $  73,785    $  52,313    $  29,456
  United States-export                       20,043       13,742       10,967
  Europe                                     22,816        8,738        7,100
  Intercompany                               (9,678)      (5,720)      (5,241)
                                          ---------    ---------    ---------
    Total net sales                       $ 106,966    $  69,073    $  42,282
                                          =========    =========    =========

Operating income (loss):
  United States                           $  12,452    $   4,987    $     276
  Europe                                    (28,693)         (77)         299
  Eliminations                                 (611)         519            6
                                          ---------    ---------    ---------
    Total operating income (loss)         $ (16,852)   $   5,429    $     581
                                          =========    =========    =========

Identifiable assets:
  United States                           $ 149,008    $ 168,095    $  28,785
  Europe                                     28,571        5,729        3,125
                                          ---------    ---------    ---------
    Total assets                          $ 177,579    $ 173,824    $  31,910
                                          =========    =========    =========


                              UNIPHASE CORPORATION
                                   THIRTY-NINE

                              NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS (CONT.)


    Intercompany transfers represent products that are transferred between geographic areas on a basis intended to reflect as nearly as possible the market value of the products. Identifiable assets are those assets of the Company that are identified with the operations of the corresponding geographic area.

    One customer purchased both laser subsystems and Ultrapointe Systems accounted for a combined 13% of the Company's consolidated net sales in fiscal 1996. One laser subsystem customer accounted for 10%, 12% and 12% of the Company's consolidated net sales in years ended June 30, 1997, 1996, and 1995, respectively.

NOTE 13.  SUPPLEMENTAL CASH FLOW INFORMATION

YEAR ENDED JUNE 30,     1997     1996     1995
                      ------   ------   ------
(in thousands)
Cash payments for:
     Interest         $  217   $   43   $   11
     Income taxes     $2,262   $1,107   $1,213

NOTE 14.  SUBSEQUENT EVENTS (UNAUDITED)

    In August 1997, the Company circulated notice of a special meeting of stockholders for the approval of an amendment to the Company's Certificate of Incorporation to increase the number of shares of Common Stock which the Company is authorized to issue from 20,000,000 to 50,000,000 shares. Additionally, the Company announced that it is currently negotiating the acquisition of a 49% interest in INDX, a supplier of fiber bragg grating for wavelength division multiplexing applications, for approximately $2.0 million. As currently contemplated, such acquisition would include options to acquire the remaining interest in installments beginning one year after the initial investment, and the Company would enter into a loan agreement with INDX for an undetermined amount at commercial rates beginning one year after the consummation of a definitive agreement. The investment is subject to a number of contingencies including the negotiation of terms of a definitive agreement, satisfactory completion of due diligence and customary closing conditions. Accordingly, there can be no assurance that the acquisition of such interest in INDX will be completed.


                              UNIPHASE CORPORATION
                                      FORTY

                           REPORT OF ERNST & YOUNG LLP
                              INDEPENDENT AUDITORS


    THE BOARD OF DIRECTORS AND STOCKHOLDERS
    UNIPHASE CORPORATION

    We have audited the accompanying consolidated balance sheets of Uniphase Corporation as of June 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Uniphase Corporation at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.



    San Jose, California
    July 30, 1997

                              UNIPHASE CORPORATION
                                    FORTY-ONE

                            COMMON STOCK MARKET PRICE


    At September 15, 1997, the Company had approximately 86 holders of record of its Common Stock and 17,181,518 shares outstanding. The Company has not paid dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. The following high and low closing bid prices indicated for Uniphase Common Stock are as reported on the Nasdaq National Market during each of the quarters indicated.

                  FISCAL 1996 QUARTER ENDED                      FISCAL 1997 QUARTER ENDED
              SEPT 30   DEC 31   MAR 31   JUN 30             SEPT 30  DEC 31    MAR 31    JUN 30
              -------   ------   ------   ------             -------  ------    ------    ------

High          19 1/16   19       21 1/4   35 1/2             42 1/4   59 1/2   49  1/2    60 5/8
Low           10 3/8    12 1/2   14 7/8   18 5/8             20 3/8   41 1/4   31 13/16   35 1/8


                              UNIPHASE CORPORATION
                                    FORTY-TWO